AGREEMENT AND PLAN OF MERGER

among:

INTERNET PATENTS CORPORATION
a Delaware corporation;

STRATEGIC CONCEPTS ACQUISITION CORP.,
a Delaware corporation;

PRISM TECHNOLOGIES, LLC,
a Nebraska limited liability company;

and

GREGORY J. DUMAN,
as the Securityholders' Agent

Dated as of November 11, 2014

TABLE OF CONTENTS

Page

1. DESCRIPTION OF TRANSACTION 1

1.1 Merger of Merger Sub into the Company 1
1.2 Effect of the Merger/Organizational Documents 1
1.3 Closing; Effective Time 2
1.4 Employment of Managers 5
1.5 Conversion of Interests 5
1.6 Payment 6
1.7 Further Action 7

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY 7

2.1 Organizational Matters 7
2.2 Organizational Documents; Records 8
2.3 Capital Structure 8
2.4 Financial Statements and Related Information 10
2.5 No Liabilities; Indebtedness 10
2.6 Information Supplied 11
2.7 Absence of Changes 11
2.8 Title to Assets 12
2.9 Bank Accounts 12
2.10 Real Property 12
2.11 Intellectual Property 12
2.12 Contracts 18
2.13 Compliance with Legal Requirements 21
2.14 Tax Matters 22
2.15 Employment Matters; Benefit Plans 24
2.16 Insurance 28
2.17 Transactions with Related Parties 28
2.18 Legal Proceedings; Orders 28
2.19 Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes 29
2.20 Non-Contravention; Consents 29
2.21 Vote Required 30
2.22 Brokers 30
2.23 Full Disclosure 30

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB 31

3.1 Organization and Standing 31
3.2 Authority; Binding Nature of Agreement 31
3.3 Non-Contravention 31
3.4 Information Supplied 31

4. CERTAIN COVENANTS OF THE COMPANY 32

4.1 Access and Investigation 32
4.2 Operation of the Business of the Company 32
4.3 Notification 34

4.4	No Negotiation	35
4.5	Termination of Certain Benefit Plans and Employees	35
4.6	Company Options/ Convertible Indebtedness	35
4.7	FIRPTA Matters	35
4.8	Termination/Amendment of Agreements and Release of Encumbrances	36
4.9	Repayment of Insider Receivables	36
4.10	Reserved.	36
4.11	Tail Insurance	36
4.12	Estimated Merger Consideration Certificate	36
5.	CERTAIN COVENANTS OF THE PARTIES	36
5.1	Efforts	36
5.2	Member Consent	37
5.3	Earnout Payments	37
6.	TAX MATTERS	39
6.1	Liability for Taxes	39
6.2	Tax Returns	40
6.3	Assistance and Cooperation	40
6.4	Termination of Tax Allocation Arrangements	41
6.5	Asset Allocations.	41
6.6	Partnership Termination	42
6.7	Survival, Etc	42
7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	42
7.1	Accuracy of Representations	42
7.2	Performance of Covenants	42
7.3	Consents	42
7.4	No Material Adverse Effect	43
7.5	Member Approval	43
7.6	Parent Stockholder Approval	43
7.7	Form S-4	43
7.8	Nasdaq Listing	43
7.9	Officer's Certificate	43
7.10	Noncompetition Agreements	43
7.11	Lock-Up Agreements	43
7.12	No Restraints	43
7.13	No Legal Proceedings	43
7.14	No Outstanding Securities	43
7.15	Employees	44
7.16	Company Options/ Indebtedness	44
7.17	Subsidiaries	44
8.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	44
8.1	Accuracy of Representations	44
8.2	Performance of Covenants	44
8.3	Officer's Certificate	44

8.4 No Restraints 44
8.5 Parent Stockholder Approval 44
8.6 Form S-4 45
8.7 Nasdaq Listing 45
8.8 Material Adverse Effect 45

9. TERMINATION 45

9.1 Termination Events 45
9.2 Termination Procedures 46
9.3 Effect of Termination 46

10. INDEMNIFICATION, ETC. 46

10.1 Survival of Representations, Etc. 46
10.2 Indemnification 47
10.3 Limitations 48
10.4 No Contribution 49
10.5 Claim Procedures 49
10.6 Defense of Third Party Claims 50
10.7 Setoff 51
10.8 Exclusive Remedy 51
10.9 Exercise of Remedies Other Than by Parent 51

11. MISCELLANEOUS PROVISIONS 51

11.1 Securityholders' Agent 52
11.2 Preparation of Proxy Statement; Form S-4/Information Statement 52
11.3 Further Assurances 54
11.4 No Waiver Relating to Claims for Fraud 54
11.5 Fees and Expenses 54
11.6 Attorneys' Fees 54
11.7 Notices 54
11.8 Headings 56
11.9 Counterparts and Exchanges by Electronic Transmission or Facsimile 56
11.10 Governing Law; Dispute Resolution 56
11.11 Successors and Assigns 56
11.12 Remedies Cumulative; Specific Performance 57
11.13 Waiver 57
11.14 Waiver of Jury Trial 57
11.15 Amendments 57
11.16 Severability 57
11.17 Parties in Interest 57
11.18 Confidential Nature of Information 57
11.19 No Public Announcement 58
11.20 Entire Agreement 58
11.21 Disclosure Schedule 58
11.22 Construction 59

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Support Agreements
Exhibit C	Noncompetition Agreements
Exhibit D	Release
Exhibit E	Lock-Up Agreement
Exhibit F	Form of Employment Agreement

SCHEDULES

Schedule 1.3(b)(iii)	Parties to Support Agreement
Schedule 1.3(b)(v)	Parties signing Releases
Schedule 4.8(i)	Agreements to be Terminated
Schedule 4.8(ii)	Agreements to be Amended
Schedule 7.10	Persons Subject to Noncompetition and Non-Solicitation Agreements
Schedule 7.15	Employees

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of November 11, 2014, by and among: **INTERNET PATENTS CORPORATION**, a Delaware corporation ("Parent"); **STRATEGIC CONCEPTS ACQUISITION CORP.**, a Delaware corporation and a wholly owned Subsidiary of Parent ("Merger Sub"); **PRISM TECHNOLOGIES, LLC**, a Nebraska limited liability company (the "Company"); and **GREGORY J. DUMAN**, as the Securityholders' Agent (as defined in Section 11.1). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the "Merger") in accordance with this Agreement, the Nebraska Uniform Limited Liability Company Act (the "NULLCA") and the Delaware General Corporation Law (the "DGCL"). Upon the consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned Subsidiary of Parent.

B. The respective boards of directors of Parent and Merger Sub have approved this Agreement and the Merger.

C. As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, certain individuals who hold membership interests or Units or other rights to purchase or otherwise acquire membership interests or Units are entering into Support Agreements in favor of Parent (collectively, the "Support Agreements") in the form attached hereto as Exhibit B.

AGREEMENT

The parties to this Agreement agree as follows:

1. DESCRIPTION OF TRANSACTION

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL and the NULLCA, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving company in the Merger (the "Surviving Company") and a wholly owned Subsidiary of Parent.

1.2 Effect of the Merger/Organizational Documents. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the NULLCA. The Certificate of Formation of the Company (the "Certificate of Formation"), and the Operating Agreement of the Company, each as in effect immediately prior to the Effective Time, shall be amended in form satisfactory to Parent and shall, inter alia, reflect Parent as the sole member of the Company.

At the Effective Time, the separate existence of Merger Sub shall cease, and the Company, as the Surviving Company, shall, without further transfer, become entitled to all the rights, privileges, powers and franchises of a public and private nature, and be subject to all the obligations, duties, restrictions and disabilities of each of the constituent companies; and all property, real, personal and mixed, and all debts due to each of the constituent companies on whatever account, as well as all other rights and things in action (including without limitation customer account, margin, custody and

other agreements and rights) belonging to each of the constituent companies, shall be vested in the Surviving Company; and all and every other interest shall be thereafter as effectually the property of the Surviving Company as they were of the respective constituent companies; and the title to any real estate and other property vested, by deed or otherwise, in either of such constituent companies shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of Merger Sub shall be preserved unimpaired. To the extent permitted by law, any claim existing or action or proceedings pending by or against either of the constituent companies may be prosecuted as if the Merger had not taken place. All valid debts, liabilities, duties and other obligations (including those arising under applicable laws) of the respective constituent companies shall thenceforth attach to and be assumed by the Surviving Company and may be enforced against it to the same extent as if such debts, liabilities, duties and other obligations (including those arising under applicable laws) had been incurred or contracted by it. All corporate acts, plans, policies, agreements, arrangements, approvals and authorizations of Merger Sub, its stockholder, board of directors and committees thereof, officers and agents which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, agreements, arrangements, approvals and authorizations of the Surviving Company and shall be as effective and binding thereon as the same were with respect to Merger Sub. The employees, officers elected by the Board of Directors from time to time and agents of Merger Sub immediately prior to the Effective Time shall become the employees, officers and agents of the Surviving Company as of the Effective Time and continue to be entitled to the same rights and benefits, and shall hold the same positions, which they enjoyed as employees, officers and agents of Merger Sub.

The Managers at the Effective Time of the Company shall thereafter be the Managers of the Surviving Company until removed or replaced in accordance with the provisions of the Surviving Company's Operating Agreement, Certificate of Formation, applicable employment agreements and applicable laws.

1.3 Closing; Effective Time.

(a) The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Sidley Austin LLP, 1001 Page Mill Road, Building 1, Palo Alto, CA 94304 at 10:00 a.m. (Pacific time) on a date to be designated by Parent, which shall be no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7 and 8 (other than those conditions which are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time and/or date as Parent and the Company may jointly designate, provided that in no event shall the Closing Date occur prior to January 1, 2015, even if the conditions set forth in Sections 7 and 8 are satisfied or waived prior to such date. The date on which the Closing actually takes place is referred to in this Agreement as the "Closing Date." Contemporaneously with or as promptly as practicable after the Closing, the parties hereto shall cause a certificate of merger (the "Certificate of Merger") conforming to the requirements of the DGCL to be executed and filed with the Secretary of State of the State of Delaware and articles of merger (the "Articles of Merger") conforming to the requirements of the NULLCA to be executed and filed with the Secretary of State of the State of Nebraska, if required by the NULLCA, and shall take any other actions necessary to consummate the transaction contemplated therein. The Merger shall become effective as of the time that the Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware and the Articles of Merger is filed with and accepted by the Secretary of State of the State of Nebraska, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL and the NULLCA (the effective time of the Merger being hereinafter referred to as the "Effective Time").

(b) At the Closing, the Company shall deliver the following agreements and documents to Parent:

(i) evidence in form and substance satisfactory to Parent that this Agreement has been duly approved by the Required Member Approval, and approval has not been withdrawn, rescinded or otherwise revoked;

(ii) Noncompetition and Non-Solicitation Agreements in favor of Parent (collectively the "Noncompetition Agreements") in the form attached hereto as Exhibit C, duly executed by the Managers, each of which shall be in full force and effect and the parties acknowledge that such Noncompetition Agreements are an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger;

(iii) Support Agreements, duly executed by each of the Persons set forth on Schedule 1.3(b)(iii), each of which shall be in full force and effect;

(iv) Lock-Up Agreements signed by the members set forth on Schedule 1.3(b)(iv), substantially in the form of Exhibit E.

(v) Releases duly executed by each of the Persons set forth on Schedule 1.3(b)(v), substantially in the form of Exhibit D;

(vi) agreements, in form and substance reasonably satisfactory to Parent, terminating or amending, as applicable, the agreements identified in Schedule 4.8(i) or Schedule 4.8(ii) in the manner described in such Schedules;

(vii) an offer letter, in form and substance reasonably satisfactory to Parent, duly executed by each of the Managers;

(viii) the Company Closing Certificate;

(ix) a certificate, in form and substance reasonably satisfactory to Parent, duly executed on behalf of the Company by a duly authorized officer of the Company, containing the following information (to be set forth on an accompanying spreadsheet) (such spreadsheet and accompanying certificate being referred to hereafter collectively as the "Merger Consideration Certificate"):

(1) (A) the aggregate amount of all Company Transaction Expenses (including any Company Transaction Expenses that will become payable after the Effective Time with respect to services performed or actions taken at or prior to the Effective Time), together with a detailed breakdown thereof; (B) the Closing Indebtedness Amount; (C) the Cash Purchase Price; and (D) the Pro Rata Share of the Merger Consideration to which each Effective Time Holder is entitled;

(2) with respect to each Person who is an Effective Time Holder:

(A) the name and address of record of each such holder;

(B) the number of Units and membership interests held by each such holder;

(C) the consideration that each such holder is entitled to receive pursuant to Section 1.5;

(D) the net cash amount to be paid to each such holder by the Parent in accordance with Section 1.6;

(E) the Pro Rata Share to be paid to each such holder of any Earnout Payment,; and

(F) whether any Taxes are to be withheld in accordance with Section 1.6(b) from the consideration that each such holder is entitled to receive pursuant to Section 1.5;

(x) documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the Merger Consideration Certificate;

(xi) the Certificate of Merger, duly executed by the Company;

(xii) a certificate of the Secretary of the Company, dated as of the date of the Closing and in form and substance reasonably satisfactory to Parent, certifying and attaching: (A) the Organizational Documents of the Company, (B) the Required Member Approval and unanimous approval by the Company's Board of Managers, and (C) the incumbency and signatures of the members of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

(xiii) written acknowledgments pursuant to which the Company's outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in connection with this Agreement or any of the transactions contemplated by this Agreement, acknowledges: (A) the total amount of fees, costs and Expenses of any nature that are payable to such Person in connection with this Agreement and any of the transactions contemplated by this Agreement; and (B) that, upon receipt of the amount referred to in clause "(A)" above, such party will have been paid in full and is not (and will not be) owed any other amount by the Company with respect to this Agreement or the transactions contemplated by this Agreement;

(xiv) evidence reasonably satisfactory to Parent that all Insider Receivables and Insider Payables, if any, have been repaid in full;

(xv) a statement certifying that no transaction contemplated by this Agreement is subject to withholding pursuant to Section 1445 of the Code (relating to "FIRPTA");

(xvi) evidence reasonably satisfactory to Parent that all security interests and other Encumbrances in any assets of the Company, other than those security interests and Encumbrances listed in Part 2.5 of the Disclosure Schedule, have been released prior to or shall be released simultaneously with the Closing; and

(xvii) such other instruments and documents as Parent may reasonably request with reasonable notice for the purpose of effectuating or evidencing the transactions contemplated by this Agreement.

1.4 Employment of Managers .

The Managers will enter into employment agreements with Parent in substantially the form and substance of Exhibit F which will include the cash compensation, stock option grants and benefits described in the applicable offer letter.

1.5 Conversion of Interests.

(a) Conversion. Subject to Sections 1.5(c) and 1.6, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any member of the Company or any other Person:

(i) each Unit or security held in the Company's treasury or owned by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time ("Disregarded Unit"), if any, shall be extinguished and cancelled without payment of any consideration in respect thereof;

(ii) all Units of the Company issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive:

(A) an amount in cash equal to: the product of (a) the Per Unit Cash Amount *multiplied* by (b) the total number of Units held by such Member;

(B) an amount in cash equal to: the product of (1) each Per Unit Earnout Payment, if any, *multiplied* by (2) the total number of Units held by such Member; and

(C) an amount of common stock of Parent equal to: the product of (1) the Per Unit Share Amount *multiplied* by (2) the total number of Units held by such Member;

(iii) each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into one Unit of the Company representing 100% of the issued and outstanding equity interests of the Surviving Company and thereafter Parent shall be the sole member of the Company. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent Units of the Company into which they were converted in accordance with the immediately preceding sentence.

(b) Definitions. For purposes of this Agreement:

(i) The "Closing Indebtedness Amount" means the aggregate amount of outstanding Indebtedness as of the Effective Time, excluding any indebtedness listed in Part 2.5(c) of the Disclosure Schedule as notes payable in connection with the acquisition of patents.

(ii) The "Per Unit Cash Amount" shall be determined by *dividing*: the Cash Purchase Price, *by* the aggregate number of Units outstanding immediately prior to the Effective Time.

(iii) "Per Unit Earnout Payment" shall be determined by *dividing*: (A) the applicable Earnout Payment, *by* (B) the aggregate number of Units outstanding immediately prior to the Effective Time.

(iv) "Per Unit Share Amount" shall be determined by *dividing*: (A) the Share Consideration, by (B) the aggregate number of Units outstanding immediately prior to the Effective Time.

(v) The "Pro Rata Share" for each Effective Time Holder shall be determined by *dividing*: (A) the portion of the Merger Consideration payable to such Effective Time Holder; *by* (B) the portion of the Merger Consideration payable to all Effective Time Holders.

(vi) The "Cash Purchase Price" shall be: (A) $16.5 million; *minus* (B) the Closing Indebtedness Amount; *minus* (C) the aggregate amount of all incurred but unpaid Company Transaction Expenses (it being understood that all amounts used in calculating the Cash Purchase Price shall be based on the corresponding amounts set forth and represented in the Merger Consideration Certificate).

(c) Adjustments. In calculating the consideration payable under this Section 1.5, Parent shall be entitled to rely on the representations and warranties contained in Section 2.3, the Company Closing Certificate and the accuracy of the Merger Consideration Certificate. If such representations and warranties or Certificates are not accurate, Parent and Company and Securityholders' Agent may agree to appropriate adjustments to the Merger Consideration Certificate prior to Closing, provided, however, that no such adjustment will in any way diminish or alter Parent and Company's other rights under this agreement with respect to the Company's or Security Holder's breach of any of the representations and warranties contained in Section 2.3, the Company Closing Certificate, and/or the Merger Consideration Certificate or any other rights of Parent or Company under this Agreement. \ In the event that the Company, at any time or from time to time between the date of this Agreement and the Effective Time, declares or makes any distribution of Units or of any right to acquire Units, or effects a subdivision of the outstanding Units into a greater number of Units, or in the event the outstanding Units shall be combined or consolidated, by reclassification or otherwise, into a lesser number of Units, or a record date with respect to any of the foregoing shall occur during such period, then the amounts payable in respect of Units pursuant to Section 1.5 shall be appropriately adjusted.

1.6 Payment.

(a) Covenant to Pay. Upon the later to occur of (i) seven (7) Business Days of the Closing Date and (ii) receipt by the Parent of the Lock-Up Agreement from the members who must sign the lock up and Member Documents, Parent shall pay to the Members the amounts payable pursuant to Section 1.5(a)(ii) in the manner and to the accounts as instructed by the Securityholders' Agent.

(b) Withholding. The Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement such amounts as Parent determines in good faith are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for

all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.7 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, to and for the benefit of the Indemnitees (with the understanding and acknowledgement that Parent and Merger Sub would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that Parent and Merger Sub are relying on these representations and warranties along with other information provided by the Company and its Representatives, and that these representations and warranties constitute an essential and determining element of this Agreement), as of the date hereof and as of the Closing Date, as follows:

2.1 Organizational Matters.

(a) Organization; Subsidiaries. The Company and each of its Subsidiaries is a limited liability company duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. The Company and each of its subsidiaries has full power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound.

(b) Qualification. The Company and each of its Subsidiaries is qualified, licensed or admitted to do business as a foreign company, and is in good standing (or its equivalent), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission. Part 2.1(b) of the Disclosure Schedule accurately sets forth each jurisdiction where the Company is qualified, licensed and admitted to do business.

(c) Board of Managers. Part 2.1(c) of the Disclosure Schedule accurately sets forth: (i) the names of the members of the board of managers of the Company; (ii) the names of the members of each committee of the board of managers of the Company; and (iii) the names and titles of the officers, if any, of the Company.

(d) Subsidiaries. Part 2.1(d) of the Disclosure Schedule lists each of the subsidiaries of the Company (each, a "Subsidiary") and for each Subsidiary: (i) the jurisdiction of its incorporation or organization; (ii) its authorized and outstanding capitalization; and (iii) the names of the members of the board of managers. The Company has made available to Parent accurate and complete copies of the organizational documents of each Subsidiary of the Company. The Company does not own, and has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity other than those listed on Part 2.1(d) of the Disclosure Schedule. The Company has not agreed to make, and is not obligated to make, any future investment in or capital contribution to any Entity.

(e) Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of the Company, except as listed in Part 2.11(b)(vii) of the Disclosure Schedule or in the documents described in 2.11(b)(vii).

2.2 **Organizational Documents; Records**. The Company and each of its Subsidiaries has made available to Parent accurate and complete copies of: (a) the Certificate of Formation and the Operating Agreement, including all amendments thereto, of the Company and any of its Subsidiaries (the "Organizational Documents"); and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the members, the board of managers and all committees of the board of managers of the Company and any of its Subsidiaries since January 1, 2010 of the Company or any of its Subsidiaries, respectively, which minutes or other records contain a complete summary of all meetings of the board of managers, committees of the board of managers and members, and all actions taken thereat or by written consent, since the formation of the Company or any of its Subsidiaries, as applicable. All actions taken and all transactions entered into by the Company or any of its Subsidiaries have been duly approved by all necessary action of the board of managers and members of the Company or any of its Subsidiaries, as applicable. There has been no material violation of any of the provisions of the Organizational Documents, and neither the Company nor any of its Subsidiaries has taken any action that is inconsistent in any material respect with any resolution adopted by the Company's or any of its Subsidiaries' members, board of managers or any committee of the board of managers, as applicable. The books of account, minute books and other records of the Company and any of its Subsidiaries are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices and all applicable Legal Requirements.

2.3 **Capital Structure**.

(a) Units. The equity of the Company consists of: 12,069,152 Units, 937,651 options and warrants to purchase Units, and debt convertible into 1,038,406 Units as of the date of this Agreement. There are no units held in the Company's treasury. Part 2.3(a) of the Disclosure Schedule sets forth the names of the Company's members, the addresses of each of the Company's members and the number and percent of Units of the Company owned of record by each of such member as of the date of this Agreement. All of the outstanding units of the Company have been duly authorized and validly issued, and are fully paid and nonassessable, and none of such unit is subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws).

(b) Options. As of the date of this Agreement, 937,651 Units are subject to outstanding Company Options, 937,651 of which are fully vested and exercisable. Part 2.3(b) of the Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement, the Company Option Information. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the "Grant Date") by all necessary Company action, including, as applicable, approval by the Board of Managers (or a duly constituted and authorized committee thereof) and any required unitholder approval, in each case, by the necessary number of votes or written consents, and any agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in all material respects in accordance with applicable Legal Requirements. With respect to the per unit exercise price of each Company Option, the Company's Practice has been to issue the Options with an exercise price being equal to fair market value as determined by the Company to the best of its Knowledge at the time and on the applicable Grant Date and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. The Company has delivered to Parent accurate and

complete copies of, each form of agreement used to grant Company Options and each Contract pursuant to which any Company Option is outstanding.

(c) No Other Securities. Except as described in Part 2.3(c) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any membership interest, Unit or other interest in the Company or any of its Subsidiaries or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Unit (or cash based on the value of such Unit) or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any Unit or other interests in the Company or any its Subsidiaries or other securities, including any promise or commitment to grant any Unit or any other securities of the Company or any of its Subsidiaries to an employee of or other service provider to the Company or any of its Subsidiaries; or (iv) condition or circumstance that would reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Unit in or other interests in the Company or any of its Subsidiaries or any other securities of the Company or any of its Subsidiaries. As of the Effective Time, there will be no outstanding options, warrants, convertible notes or other rights to purchase or otherwise acquire any equity interest in the Company or any of its Subsidiaries. Except as set forth on Part 2.3(c) of the Disclosure Schedule, the Company has no Liability or obligation of any kind with respect to any compensation awards payable in, or based on, the equity of the Company or any of its Subsidiaries.

(d) Legal Issuance. All outstanding Units of the Company and all other securities that have ever been issued or granted by the Company have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements; (ii) all requirements set forth in all applicable Contracts; and all requirements set forth in the Organizational Documents. None of the outstanding Units of the Company was issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Part 2.3(d) of the Disclosure Schedule accurately identifies each Company Contract relating to any securities of the Company that contains any information rights, rights of first refusal, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated prior to the Closing.

(e) Merger Consideration. No Person will be entitled to receive any payment or consideration as a result of the Merger or the other transactions contemplated by this Agreement or any other agreement entered into in connection with this Agreement, other than the Persons and in the amounts shown in the Merger Consideration Certificate, and with respect to Earnout Payments, the Earnout Consideration Certificate. The allocation of Merger Consideration among the holders of Units of the Company outstanding immediately prior to the Effective Time in the manner contemplated by Section 1.5 is in all respects consistent with, and determined in accordance with, the applicable provisions of the Organizational Documents and any applicable Company Contract.

(f) Manager and Officer Indemnification. No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any claim for indemnification, reimbursement, contribution or the advancement of expenses by any Company Service Provider (other than a claim for reimbursement by the Company, in the ordinary course of business, of travel expenses or other out-of-pocket expenses of a routine nature incurred by such Company Service Provider in the course of performing such Company Service Provider's duties for the Company) pursuant to: (i) the terms of the Organizational Documents; (ii) any indemnification agreement or other Contract between the Company and any such Company Service Provider; or (iii) any applicable Legal Requirement.

(g) Ungranted Awards. The Company has not provided any employee or other service provider with an offer letter, other employment Contract or other arrangement that contemplates a grant of options to purchase Units or other equity awards with respect to Units, or otherwise promised options to purchase Units or other equity awards with respect to Units, which options or other equity awards have not been granted as of the date of this Agreement.

2.4 Financial Statements and Related Information.

(a) Delivery of Financial Statements. The Company has made available to Parent the following financial statements and notes (collectively, the "Company Financial Statements"):(i) the audited balance sheet of the Company as of December 31, 2013, and the related audited statement of income, statement of members' equity and statement of cash flows for the year ended December 31, 2013, together with the notes thereto; and (ii) the unaudited balance sheet of the Company as of September 30, 2014 (the "Unaudited Interim Balance Sheet"), and the related unaudited statement of income, statement of members' equity and statement of cash flows for the three months ended September 30, 2014.

(b) Fair Presentation. The Company Financial Statements present fairly the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered.

(c) Internal Controls. The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail and in all material respects, the transactions in and dispositions of the assets of the Company. The Company has taken and currently takes all actions necessary to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management's general or specific authorization.

(d) Accounts Receivable. The Company has no accounts receivable.

(e) Insider Receivables and Insider Payables. Part 2.4(e) of the Disclosure Schedule provides an accurate and complete breakdown of: (i) all amounts (including any Indebtedness) owed to the Company by any member, officer or member of the board of managers of the Company ("Insider Receivables") as of the date of this Agreement; and (ii) all amounts owed by the Company to any member, officer or member of the board of managers of the Company("Insider Payables"). There will be no outstanding Insider Receivables or Insider Payables as of the Effective Time.

2.5 No Liabilities; Indebtedness.

(a) Absence of Liabilities. Neither the Company nor any of its Subsidiaries have any Liabilities of any nature, whether accrued, absolute, contingent, matured, unmatured or otherwise (whether or not required to be reflected in financial statements prepared in accordance with GAAP, and whether due or to become due), other than: (i) Liabilities identified as such in the "liabilities" column of the Unaudited Interim Balance Sheet; (ii) accounts payable or accrued salaries and other employee compensation that have been incurred by the Company since the Unaudited Interim Balance Sheet Date in the ordinary course of business and consistent with the Company's past practices; (iii) Liabilities under the Company Contracts that are expressly set forth in and identifiable by reference

to the text of such Company Contracts; and (iv) the Liabilities identified on Part 2.5(a) of the Disclosure Schedule.

(b) Accounts Payable. Part 2.5(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts payable of the Company as of the date of this Agreement.

(c) Indebtedness. Part 2.5(c) of the Disclosure Schedule sets forth a complete and correct list of each item of Indebtedness as of the date of this Agreement, identifying the creditor to which such Indebtedness is owed, the address of such creditor, the title of the instrument under which such Indebtedness is owed and the amount of such Indebtedness as of the close of business on the date of this Agreement. No Indebtedness contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of any other Indebtedness by the Company, or (iii) the ability of the Company to grant any Encumbrance on any of its assets. With respect to each item of Indebtedness, the Company is not in default and no payments are past due. Except as set forth in Part 2.5(c) of the Disclosure Schedule, the Company has not received any notice of a default, alleged failure to perform or any offset or counterclaim (in each case, that has not been waived or remains pending as of the date of this Agreement) with respect to any item of Indebtedness. Neither the consummation of any of the transactions contemplated by this Agreement nor the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement will result in a default or breach of the terms of, or accelerate the maturity of or performance under, any conditions, covenants or other terms of any such Indebtedness. The Company has not guaranteed and is not responsible, nor has any Liability for, any Indebtedness of any other Person, and the Company has not guaranteed any other obligation of any other Person.

(d) No "Off-Balance Sheet" Arrangements. The Company has never effected or otherwise been involved in any "off-balance sheet arrangements" (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended).

2.6 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent common stock in the Merger (including any amendments or supplements thereto, the "Form S-4") will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement/Information Statement will, at the date mailed to the stockholders of Parent and the date mailed to the members of the Company or at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/ Information Statement will comply with applicable Legal Requirements, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion therein.

2.7 Absence of Changes. Since the date of the Unaudited Interim Balance Sheet:

(a) there has not been any Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or would reasonably be expected to have or result in a Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, the Company's material assets (whether or not covered by insurance); and

(c) the Company has not taken any action that would have been prohibited or otherwise restricted under Section 4.2 hereof, had such action been taken during the Pre-Closing Period.

2.8 Title to Assets.

(a) Good Title. The Company owns, and has good and valid title to, all assets purported to be owned by it, including: (i) all assets reflected on the Unaudited Interim Balance Sheet (other than immaterial assets disposed of after the date thereof in the ordinary course of business and consistent with past practices of the Company); (ii) all assets referred to on Part 2.10(a) of the Disclosure Schedule and all of the rights of the Company under the Contracts identified on Part 2.11(a) of the Disclosure Schedule; and (iii) all other assets reflected in the books and records of the Company as being owned by the Company. All of said assets are owned by the Company free and clear of any liens or other Encumbrances, except for: (A) any lien for current Taxes not yet due and payable; and (B) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company; and (C) as set forth in Part 2.8(a) of the Disclosure Schedule.

(b) Leased Assets. Part 2.8(b) of the Disclosure Schedule identifies all assets that are material to the business of the Company and that are being leased to the Company.

(c) Sufficiency of Assets. The assets of the Company collectively constitute all of the properties, rights, interests and other tangible and intangible assets used in or necessary to enable the Company to conduct its business in the manner in which such business is currently being conducted and in the manner in which such business is currently proposed to be conducted.

2.9 Bank Accounts. Part 2.9 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to: (i) sign checks or other documents with respect to such account; (ii) access such account, view the account balance and view the transactions with respect to such account, including all Persons with online and remote access; and (iii) input or release payments from such account.

2.10 Real Property.

(a) Real Property. Neither the Company nor any of its Subsidiaries has ever owned any real property. The Company and its Subsidiaries do not own any interest in real property, except for the leasehold created under the real property leases identified on Part 2.8(b) of the Disclosure Schedule.

2.11 Intellectual Property.

(a) Intellectual Property.

(i) Part 2.11(a)(i) of the Disclosure Schedule contains a list and description (showing in each case the Patent or application number, date of filing, the registered

or other owner (e.g., assignee), issue date, publication number, if any, and subject matter) of all Patents in which the Company or any of its Subsidiaries has or purports to have an ownership interest of any nature (including indicating whether each Patent is owned solely and exclusively by Company or any of its Subsidiaries, owned jointly or severally with another Person(s) or licensed to Company or any of its Subsidiaries by a Person in any field or territory). Except as set forth in Part 2.11(a)(i) of the Disclosure Schedule, to the Company's Knowledge: (1) no issued United States Patent is subject to a terminal disclaimer against another issued Patent; and (2) no Patent owned or purported to be owed by the Company or any of its Subsidiaries was obtained pursuant to small entity status pursuant to the regulations of the United States Patent and Trademark Office or any comparable regulations outside the United States.

(ii) Part 2.11(a)(ii) of the Disclosure Schedule contains a list and description (showing in each case whether registered or unregistered and the expiration date) of all Trademarks (including all assumed or fictitious names under which the Company or any of its Subsidiaries is conducting or has within the previous five years conducted the Business) and all registered and unregistered Copyrights owned by or exclusively licensed to the Company.

(iii) Part 2.11(a)(iii) of the Disclosure Schedule describes each filing, payment, and/or other action that must be made or taken on or before the date that is 180 days after the date of this Agreement with respect to any of the foregoing Patents, Trademarks or Copyrights.

(iv) The Company has made available, via inspection at Company's Patent Prosecution Counsel's office (referenced in Disclosure Schedule 2.11(b)(vii)), to Parent complete and accurate copies of all applications, correspondence with any Governmental Body and other material documents related to each item of Intellectual Property identified on Part 2.11(a) of the Disclosure Schedule.

(v) Part 2.11(a)(v) of the Disclosure Schedule lists all Intellectual Property, other than Owned Intellectual Property, used by the Company or any of its Subsidiaries in the Business, other than commercially available software subject to non-negotiable "shrink-wrap" or "click-through" licenses for a license fee that is less than $25,000 per year.

(b) Ownership and Licenses of Intellectual Property.

(i) Subject to the disclosure set forth in Part 2.11(b)(i) of the Disclosure Schedule: (1) the Company solely and exclusively owns the entire right, title and interest in and to the Intellectual Property purported to be owned by the Company or any of its Subsidiaries (including the Patents, Copyrights and Trademarks identified on Part 2.11(a)(i) and Part 2.11(a)(ii), respectively, of the Disclosure Schedule as being owned by the Company or any of its Subsidiaries (collectively, "Owned Intellectual Property") free and clear of Encumbrances.; and (2) the Company has the non-exclusive, worldwide, paid-up, royalty-free right to use the Intellectual Property licensed to the Company or any of its Subsidiaries (collectively, "Licensed Intellectual Property"). Except for the Owned Intellectual Property, the Licensed Intellectual Property identified on Part 2.11(a)(v) of the Disclosure Schedule and the commercially available Computer Software described in Section 2.11(a)(v) above, there is no other Intellectual Property (or Computer Software) necessary for the Company or any of its Subsidiaries to conduct the Business, as currently conducted or planned to be conducted. Except for the Company and its Subsidiaries and subject to the Disclosures in Disclosure Schedule part 2.11, no other Person has any right, title and/or interest in and to the Owned Intellectual Property.

(ii) Except for Computer Software licensed to the Company or any of its Subsidiaries that is commercially available subject to "shrink-wrap" or "click-through" license agreements or identified on Part 2.11(a)(v) of the Disclosure Schedule and subject to the Disclosure Schedule part 2.11(b)(ii), there is no other Computer Software owned or used by the Company or any of its Subsidiaries.

(iii) The Company's or any of its Subsidiaries' ability to use, prosecute, maintain, enforce or otherwise exploit, including the research, development, manufacturing and/or commercialization of any Owned Intellectual Property or Licensed Intellectual Property will not be altered, impaired or otherwise materially affected by the transactions contemplated by this Agreement (alone or in combination with any other event).

(iv) To the Company's Knowledge and subject to the disclosures in Disclosure Schedule Part 2.11(b)(iv), the Company or one of its Subsidiaries is listed in the records of the appropriate United States, state or non-U.S. registry as the sole current owner of record for each application and registration required to be identified on Part 2.11(a)(i) and Part 2.11(a)(ii) of the Disclosure Schedule as being solely owned by the Company or any of its Subsidiaries.

(v) Each Company Service Provider (including any Person who has contributed to or participated in the creation or development of, for or on behalf of the Company, Owned Intellectual Property) of the Company: (A) is a party to a "work-for-hire" Contract under which the Company is also a party; and (B) has executed an assignment sufficient to assign to the Company all right (including the right to claim priority), title and interest in Owned Intellectual Property. Such assignments of Patent rights have been duly executed and filed or recorded with the U.S. Patent and Trademark Office or, to the extent required, such other applicable Governmental Body where Patents are registered. No current or former Company Service Providers of the Company or any of its Subsidiaries has notified Company, orally or in writing, of a claim to any right, license, claim or interest whatsoever in or with respect to any Intellectual Property that is related to, useful or necessary to conduct the Company's Business.

(vi) The Company or any of its Subsidiaries have entered into agreements with Company Service Providers and other Third Parties, in each case, identified on Part 2.11(b)(vi) of the Disclosure Schedule, sufficient to maintain the confidentiality of the Know-How of the Company or any of its Subsidiaries, the value of which is dependent upon the maintenance of the confidentiality thereof. There is no breach or violation by the Company or any of its Subsidiaries, and, to the Knowledge of the Company and its Subsidiaries, no breach or violation by any Company Service Providers, of any such agreement. There has been no unauthorized disclosure or use by Company Service Providers of the Know-How of the Company or any of its Subsidiaries, and, to the Knowledge of the Company or any of its Subsidiaries, there has otherwise been no unauthorized disclosure or use of Know-How of the Company or any of its Subsidiaries.

(vii) Any legal counsel, both external and internal, to whom Company or any of its Subsidiaries has granted a power of attorney or who have represented Company or any of its Subsidiaries in connection with Company's Intellectual Property are identified on Part 2.11(b)(vii) of the Disclosure Schedule.

(viii) Company IP Contracts and Outbound Licenses. The Company has provided Parent with access to Company Contracts pursuant to which any Person or Governmental Authority is or has been granted any license, sublicense, covenant not to sue or

assert by the Company under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license or other right) or interest in, any Owned Intellectual Property or Licensed Intellectual Property, including any collaboration, research, development, license or strategic alliance agreements, material transfer agreements or asset purchase agreements. Subject to the terms of the existing Outbound Licenses, neither the Company nor any of its subsidiaries is bound by, and to the Company's Knowledge (following reasonable investigation), no Owned Intellectual Property or Licensed Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, make available, prosecute, maintain assert or enforce any Owned Intellectual Property or Licensed Intellectual Property anywhere in the world.

(c) Valid and Enforceable.

(i) Except for the patent applications listed as abandoned in Part 2.11(a)(i) of the Disclosure Schedule, all Owned Intellectual Property is valid and enforceable, and has not lapsed or been abandoned, disclaimed, dedicated to the public, cancelled or forfeited, in whole or in part by the Company or any of its Subsidiaries (including by its Company Service Providers). All maintenance fees, registration fees, annuities, and the like due or payable on the Owned Intellectual Property having a due date prior to the date of this Agreement have been timely paid. Any maintenance fees that are expected to be due through April 30, 2015 are listed in Disclosure Schedule part 2.11(c)(i).

(ii) As set forth in Disclosure Schedule Part 2.18, third parties and all defendants have challenged the validity of all asserted patents. Except as set forth in Part 2.11 (c)(ii) and Part 2.18 of the Disclosure Schedule, Company and its Subsidiaries have not received any additional notices from any Person nor have there been nor are there any Legal Proceedings pending or, to the Knowledge of the Company or any of its Subsidiaries threatened, which challenge the validity, enforceability, priority, scope, ownership, or registrability of, or use, misuse or right to use, any Owned Intellectual Property or Licensed Intellectual Property, including any interference, re-examination, opposition or cancellation proceedings.

(1) Except as set forth in Part 2.11(c)(ii)(1) and Part 2.18 of the Disclosure Schedule, to the Knowledge of the Company or any of its Subsidiaries, there are no Patents of any other Person dominating, interfering, or potentially dominating or interfering with the Intellectual Property rights of the Company or any of its Subsidiaries, or that could be asserted by a Person to exclude or prevent the Company or any of its Subsidiaries from practicing the methods or other inventions in Patents or Know-How included in the Owned Intellectual Property or Licensed Intellectual Property or that are otherwise necessary to conduct the Business. No funding, facilities or personnel of any Governmental Body or institution of higher education were used, directly or indirectly, to develop or create, in whole or in part, any Owned Intellectual Property. Neither the Company nor any of its Subsidiaries has or does participate in any standards bodies or other consortium which could require the licensing, disclosure or grant of rights with respect to Owned Intellectual Property.

(2) The Company has provided Parent with all material invalidity contentions made in the course of litigation involving the Patents. Except as described in the invalidity contentions, to the Knowledge of the Company or any of its Subsidiaries, there are no published Patents, articles, presentations or other prior art references, or any other prior art or material information, that could render invalid or

unenforceable or could prevent the issuance of, in whole or in part, any Patent listed in Part 2.11(a)(i) of the Disclosure Schedule or any claim therein. For each of the Patents listed in Part 2.11(a)(i) of the Disclosure Schedule, each of the Company, its Subsidiaries and their respective attorneys, agents and Company Services Providers has met its duty of candor as required under 37 C.F.R. 1.56 and complied with analogous requirements of law outside the United States requiring disclosure of references or other information material to the patentability or otherwise required or requested from any Governmental Body. The Company, its Subsidiaries and their Representatives, and to the Knowledge of Company, any prior owner of any Patent listed in Part 2.11(a)(i) of the Disclosure Schedule and their Representatives, have not engaged in any conduct, or omitted to perform any necessary act, the result of which would invalidate any of the Patents or hinder their enforcement (including misrepresenting Company or its Subsidiaries patent rights to any standards bodies or failing to disclose material prior art in connection with the prosecution or maintenance of any such Patents or any other inequitable conduct before the U.S. Patent and Trademark Office or any foreign equivalent).

(iii) The Company and each of its Subsidiaries has the sole and exclusive right to bring actions for infringement, unauthorized use, or misappropriation of the Owned Intellectual Property, including the unrestricted right to sue for past, present and future infringement of the Owned Intellectual Property, to sue for and obtain equitable relief, and to recover damages, costs, and other remedies with respect to any such infringement.

(iv) To the Knowledge of the Company, the Company and each of its Subsidiaries has taken all actions reasonably necessary to protect, and where necessary apply for issuance of Patents, and registration of Trademarks and Copyrights, comprising Owned Intellectual Property. The Company and each of its Subsidiaries operates and enforces reasonable procedures designed to ensure the recording, maintenance, confidentiality, and protection of all Intellectual Property that is material to the Business or likely to be patentable, and such procedures include requiring all Company Service Providers involved in any manner in the discovery, creation, conception, reduction to practice, development or implementation of Intellectual Property to maintain notebooks and records describing such activities in reasonable detail sufficient to enable the Company and each of its Subsidiaries to document and otherwise protect, enforce and defend its rights in and to such Intellectual Property.

(v) Neither the Company nor any of its Subsidiaries is in breach of any agreement affecting the Intellectual Property owned or used by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has taken any action that would impair or otherwise adversely affect its rights in the Intellectual Property owned or used by the Company.

(vi) To the Knowledge of the Company and its Subsidiaries, each of the Patents listed in Part 2.11(a)(i) of the Disclosure Schedule properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Patent is issued or pending. Each inventor named on the Patents listed in Part 2.11(a)(i) of the Disclosure Schedule that were filed by the Company or any of its Subsidiaries alone (or together with any joint or other owners, if any, in which case such joint assignment agreements shall be listed in Part 2.11(c) of the Disclosure Schedule), has executed an agreement actually assigning his or her entire right (including the right to claim priority), title and interest in and to such Patent, and the inventions embodied and claimed therein, to the Company or any of its Subsidiaries. No such inventor has any contractual or other obligation that would preclude or

render void or voidable any such assignment or otherwise conflict with the obligations of such inventor to the Company or any of its Subsidiaries.

(d) Third Party Rights; Infringement of Owned Intellectual Property by Third Parties. Subject to the current Outbound Licenses and disclosures in Part 2.11 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted to any Third Party any ownership rights, options, exclusive or non-exclusive license rights, rights to sublicense, or any other right or interest in, any of Owned Intellectual Property or Licensed Intellectual Property. The Company and its Subsidiaries has made available to Parent material documents or correspondence regarding: (i) any current or anticipated litigation, including offers to license any Owned Intellectual Property; and (ii) the acquisition of any Owned Intellectual Property.

(e) No Infringement of Third Party IP Rights. To the Knowledge of Company, neither the Company nor any of its Subsidiaries has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property of any other Person. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened against the Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of its Subsidiaries with respect to any such claim or Legal Proceeding, and neither the Company nor any of its Subsidiaries has ever received any notice or other communication requesting, claiming, or demanding any of the foregoing with respect to any such claim or Legal Proceeding;

(i) neither the Company nor any of its Subsidiaries has ever received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company or any of its Subsidiaries, any Company Service Providers or Representative of the Company or any of its Subsidiaries of any Intellectual Property of another Person, including, without limitation, any license offer, warning letter, entitlement request or other letter or communication suggesting or offering that, in view of the Company's past, present or future activities, the Company obtain a license to any Intellectual Property of a Third Party; and

(ii) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential Intellectual Property infringement, misappropriation or similar claim.

(f) Certain Company IP Contracts. To the extent that they exist, the Company has made available to Parent a complete and accurate copy of each Company IP Contract constituting: (i) an employee agreement containing any transfer, ownership, assignment or license of Intellectual Property or any provisions regarding confidentiality or use of Intellectual Property; (ii) a consulting or independent contractor agreement containing any transfer, ownership, assignment or license of Intellectual Property or any provisions regarding confidentiality or use of Intellectual Property; (iii) a confidentiality or nondisclosure agreement with a Third Party; or (iv) an Encumbrance on any Owned Intellectual Property.

(g) Royalty Obligations. Part 2.11(g) of the Disclosure Schedule contains a complete and accurate list and summary of all Earnouts, royalties, fees, commissions and other amounts

payable by the Company or any of its Subsidiaries to any other Person upon or for the use of any Owned Intellectual Property or Licensed Intellectual Property.

(h) Limitations. Except as disclosed on Part 2.11(j) of the Disclosure Schedule and the respective patent acquisition agreements, no Owned Intellectual Property or Licensed Intellectual Property is subject to any transfer, assignment, site, equipment or other operational limitations, whether pursuant to Contract or any order, judgment, writ, injunction or decree of any court or other Governmental Body.

(i) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Owned Intellectual Property or Licensed Intellectual Property; (ii) a breach of or default under, or right to terminate or suspend performance of, any Company IP Contract; (iii) the release, disclosure or delivery of any Owned Intellectual Property or Licensed Intellectual Property by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Owned Intellectual Property or Licensed Intellectual Property; or (v) by the terms of any Company Contract, a reduction of any royalties, revenue sharing, or other payments the Company would otherwise be entitled to with respect to any Owned Intellectual Property or Licensed Intellectual Property.

(j) Ownership and Use of Data. To the Knowledge of Company, all Company Data is owned by the Company, free and clear of all Encumbrances and is not subject to any Company Contract. The Company has all necessary and required rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute and otherwise exploit the Company Data, including in connection with the operation of the business of the Company.

(k) Information Security. The Company and each of its Subsidiaries has established and is in compliance with its information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of Company Data; and (ii) is designed to protect against unauthorized access to the Company IT Systems or Company Data and the systems of any third party service providers that have access to Company Data or Company IT Systems. Neither the Company nor any of its Subsidiaries has suffered a security breach with respect to any of the Company Data. No material breach or violation of any security program described above has occurred or, to the Knowledge of the Company or any of its Subsidiaries, is threatened, and there has been no unauthorized or illegal use of or access to any Company Data. Neither the Company nor any of its Subsidiaries has been notified, or been required to notify, any Person of any information security breach involving Personal Data.

2.12 Contracts.

(a) List of Contracts. Part 2.12(a) of the Disclosure Schedule accurately identifies:

(i) each Company Contract for the employment of any individual on a full-time, part-time, consulting or other basis;

(ii) each Company Contract between the Company and any Company Service Provider pursuant to which: (i) benefits would vest, amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events); (ii) the Company is or may become obligated to make any severance, termination, termination indemnity or redundancy, retention, gross-up or similar payment to any Company Service Provider; and (iii) the Company is or may become obligated to make any bonus, incentive compensation or similar payment (other than in respect of salary) to any Company Service Provider;

(iii) each Company Contract which provides for indemnification of any officer, manager, employee or agent;

(iv) each Company Contract relating to the voting and any other rights or obligations of a member of the Company;

(v) each Company Contract relating to the merger, consolidation, reorganization or any similar transaction involving or with respect to any of the Company;

(vi) each Company Contract (including each Company IP Contract) relating to the acquisition, transfer, development, licensing or other sharing of any Intellectual Property or technology, other than a license for "shrink wrap" or similarly licensed software generally commercially available to the public;

(vii) each Company Contract relating to the advertising or promotion of the business of the Company or pursuant to which any third parties advertise or have links to their websites displayed on any websites operated by the Company;

(viii) each Company Contract relating to the acquisition, sale, spin-off or outsourcing of any business unit or operation of the Company;

(ix) each Company Contract creating or relating to any partnership, joint venture, strategic alliance or any sharing of revenues, profits, losses, costs or liabilities or similar arrangement;

(x) each Company Contract imposing any restriction on the Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; (C) involving the grant of "most favored nation" status to any Person or any exclusive or preferential rights to provide; (D) to develop or distribute any technology or other Intellectual Property; (E) to use any Intellectual Property; or (F) to manufacture any products;

(xi) each Company Contract: (A) granting exclusive rights to license, market, sell or deliver any services of the Company; or (B) otherwise contemplating an exclusive relationship between the Company and any other Person;

(xii) each Company Contract creating or involving any referral or agency relationship, distribution arrangement or franchise relationship;

(xiii) each Company Contract regarding the acquisition, issuance or transfer of any securities and each Company Contract affecting or dealing with any securities of the Company including any escrow agreements;

(xiv) each Company Contract for the sale of any of the assets of the Company, other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any of the assets of the Company;

(xv) each Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by the Company or imposing an Encumbrance on any of the assets of the Company;

(xvi) each lease, lease guaranty, sublease or other Company Contract for the leasing, use or occupancy of the Properties;

(xvii) each Company Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party (other than offer letters and option agreements entered into in the ordinary course of business);

(xviii) each Company Contract relating to any liquidation or dissolution of the Company;

(xix) each Company Contract pursuant to which any broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company;

(xx) each Company Contract that contemplates or involves: (A) the payment or delivery of cash or other consideration by the Company in an amount or having a value in excess of $25,000 individually, or $50,000 in the aggregate when taken together with all other Company Contracts involving such Person or such Person's Affiliates; or (B) the performance of services having a value in excess of $25,000 individually, or $50,000 in the aggregate when taken together with all other Company Contracts involving such Person or such Person's Affiliates; and

(xxi) any other Company Contract that was entered into outside the ordinary course of business of the Company or that is otherwise material to the Company, taken as a whole.

(Contracts in the respective categories described in clauses "(i)" through "(xxi)" above, all Contracts identified, or required to be identified, on Part 2.12(a) of the Disclosure Schedule, and all Contracts identified, or required to be identified, on Parts 2.10(c), 2.10(d) and 2.16(a) of the Disclosure Schedule are collectively referred to in this Agreement as "Material Contracts".)

(b) Delivery of Contracts. The Company has made available to Parent accurate and complete copies of all written Material Contracts, including all amendments thereto. Part 2.12(b) of the Disclosure Schedule provides an accurate and complete description of the material terms of each Material Contract that is not in written form. Each Material Contract is valid and in full force and effect, and is enforceable by the Company in accordance with its terms, subject to: (i) laws of

general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) No Breach. Except as disclosed in Part 2.12(c) of the Disclosure Schedule, the Company has not violated or breached, or committed any default under, any Company Contract that remains uncured, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Contract that remains uncured. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to: (i) result in a violation or breach of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Contract; (iii) give any Person the right to accelerate the maturity or performance of any Company Contract; or (iv) give any Person the right to cancel, terminate or modify any Company Contract. Since the Company's formation, the Company has not received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Company Contract. The Company has not waived any of its respective material rights under any Company Contract.

(d) No Renegotiation. No Person has a contractual right pursuant to the terms of any Company Contract to unilaterally renegotiate any amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract.

(e) Proposed Contracts. Part 2.12(e) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any offer, award, written proposal, term sheet or similar document, in each case that would contain binding obligations of the Company if accepted by the recipient, has been provided or submitted by the Company.

2.13 Compliance with Legal Requirements.

(a) Compliance. To the Knowledge of the Company, the Company and each of its Subsidiaries is, and has at all times been in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or to the ownership of its assets. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation by the Company or any of its Subsidiaries of, or a failure on the part of the Company or any of its Subsidiaries to comply with, any Legal Requirement. Except as set forth on Part 2.13(a) of the Disclosure Schedule, since its formation neither the Company nor any of its Subsidiaries has received any notice or other communication from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

(b) Foreign Corrupt Practices and Anti-Bribery. To the Knowledge of Company, neither the Company, its Subsidiaries nor any of their Representatives with respect to any matter relating to the Company or the Subsidiaries or the Businesses of the Company or the Subsidiaries, has: (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 *et seq.* or its equivalent in any jurisdiction where the Company or any of its Subsidiaries conduct business, if the Company or any of its Subsidiaries were subject thereto; or (iv) made or agreed to make any other unlawful payment.

2.14 Tax Matters.

(a) Tax Classification.

(i) The Company is treated as a partnership for U.S. federal and applicable state and local income Tax purposes and is not (and since its formation, has not been) a "publicly traded partnership" under Section 7704 of the Code. No election has ever been filed with the IRS to treat the Company as an association taxable as a corporation or a "disregarded entity" for U.S. federal income Tax purposes.

(ii) No election has ever been filed with the IRS to treat any of the Subsidiaries of the Company as an association taxable as a corporation.

(b) Tax Returns and Payments. To the Knowledge of the Company all Tax Returns required to have been filed by, on behalf of, or with respect to the Company or any of its Subsidiaries (the "Company Returns") have been timely and properly filed and are accurate and complete and disclose all Taxes required to be paid by or with respect to the Company or any of its Subsidiaries for the periods covered thereby. All Taxes (whether or not shown on any Tax Return) for which the Company or any of its Subsidiaries may be liable have been timely and properly paid. The Company has made available to Parent accurate and complete copies of all Tax Returns filed by, on behalf of, or with respect to the Company or any of its Subsidiaries. There are no jurisdictions in which the Company or any of its Subsidiaries is required to file a Tax Return other than the jurisdictions in which the Company or any of its Subsidiaries have filed Tax Returns. No claim has ever been made by a Governmental Body in a jurisdiction where the Company or any of its Subsidiaries has never paid Taxes or filed Tax Returns asserting that it is or may be subject to Taxes assessed by such jurisdiction. The Company Financial Statements properly and adequately accrue or reserve for Tax liabilities in accordance with GAAP.

(c) Audits; Claims. No Company Return has ever been examined or audited by any Governmental Body. None of the Company or any of its Subsidiaries has received from any Governmental Body any: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Tax has been granted by or requested from the Company or any of its Subsidiaries. No assessment, claim or Legal Proceeding is pending, proposed or threatened against the Company or any of its Subsidiaries in respect of any Tax. There are no liens for Taxes upon any of the assets of the Company or any of its Subsidiaries except liens for current Taxes not yet due and payable (and for which there are adequate accruals, in accordance with GAAP). No power of attorney has been granted with respect to any matter related to Taxes of the Company or any of its Subsidiaries that on the Closing Date will be in effect.

(d) Parachute Payments. Neither the Company nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law).

(e) Tax Sharing Agreements; Etc. Neither the Company nor any its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss or other tax benefit from, taxable income for any taxable period (or portion thereof) ending after the date of this Agreement as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, open transaction, election under Section 108(i) of the Code or prepaid amount received, in each case for a taxable period ending on or prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation,

indemnity or sharing agreement, and will not have any liability pursuant to or as a result of any Tax allocation or sharing agreement after the date of this Agreement. None of the Company or any of its Subsidiaries has ever been a member of any Affiliated Group, and none of the Company or any of its Subsidiaries presently has or has had any direct or indirect ownership interest in any corporation, partnership, joint venture or other entity other than entities listed on Part 2.14(e) of the Disclosure Schedule. The sale of the Units pursuant to this Agreement is not subject to the rules of Section 1.1502-36 of the United States Treasury Regulations.

(f) Distributed Stock. None of the Company or any of its Subsidiaries has been a party to any transaction treated by the parties thereto as one to which Section 355 or 361 of the Code (or any similar provision of state, local or foreign law) applied.

(g) Tax Holidays. Part 2.14(g) of the Disclosure Schedule sets forth all Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements applicable to the Company or any of its Subsidiaries. The Company has made available to Parent all documentation relating to such Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements. The Company and its Subsidiaries are in compliance with the requirements for any such Tax exemption, Tax holiday, Tax concessions or other Tax reduction agreement or arrangement and none of the Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements will be jeopardized or altered by the transactions contemplated in this Agreement.

(h) Section 481 or 263A. Neither the Company nor any of its Subsidiaries is currently, or for any period for which a Tax Return has not been filed will be, required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision under state, local or foreign Tax laws) as a result of transactions, events or accounting methods employed prior to the Merger.

(i) Section 6662. Each of the Company and its Subsidiaries has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign law).

(j) Tax Shelters. Neither the Company nor any of its Subsidiaries has consummated or participated in, or is currently participating in any transaction which was or is a "Tax shelter" transaction as defined in Sections 6662 or 6111 of the Code or the United States Treasury Regulations promulgated thereunder. Neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a "Listed Transaction" or a "Reportable Transaction" within the meaning of Section 6707A(c) of the Code or Section 1.6011-4(b) of the United States Treasury Regulations, or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(k) Section 1503. Neither the Company nor any of its Subsidiaries has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(l) Foreign Tax. The Company and its Subsidiaries have in their possession official foreign government receipts for any Taxes paid by it or on its behalf to any foreign Governmental Body. None of the Company or any of its Subsidiaries has or has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country, or otherwise has or has had an office or fixed place of business in a country other than the country in which it is organized.

(m) Section 897. None of the Company or any of its Subsidiaries is or has ever been a "United States real property holding corporation" within the meaning of Section 897 or Section 1445 of the Code, and the Company has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h)(2) of the United States Treasury Regulations.

(n) Transaction Withholding. Except as set forth on the Merger Consideration Certificate, none of the transactions contemplated by this Agreement will be subject to withholding under any Legal Requirement (including under Sections 897 and 1445 of the Code (relating to FIRPTA)).

(o) Transfer Taxes. No real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax will be imposed as a result of, or in connection with, the transactions contemplated by this Agreement.

(p) Tax Withholding. All Taxes which the Company or any of its Subsidiaries is or has been required by any Legal Requirement to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Body.

(q) Indebtedness. None of the outstanding Indebtedness of the Company or any of its Subsidiaries constitutes indebtedness with respect to which any interest deductions may be disallowed under any provision of applicable Legal Requirements.

(r) 409A. No Company or Subsidiary Employee Plan and no grants, awards or benefits thereunder are subject to Section 409A(a) or 409A(b) of the Code or, if subject to Section 409A(a) of the Code, have failed or will fail, in form or operation, to meet the requirements of Section 409A(a)(2), 409A(a)(3) or 409A(a)(4) of the Code.

(s) Tax Rulings. There are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries may be liable that could affect the Company or any of its Subsidiaries' liability for Taxes for any taxable period ending after the Closing Date.

(t) Tax Credits, Grants or Similar Amounts. There are no Tax credits, grants or similar amounts that are or could be subject to clawback or recapture as a result of (1) the transactions contemplated by this Agreement or (2) a failure by the Company or any of its Subsidiaries to satisfy one (1) or more requirements on which the credit, grant or similar amount is or was conditioned.

(u) Tax Exempt Use Property; Etc. None of the assets reflected on the Company Financial Statements is "tax-exempt use property" within the meaning of Section 168(h) of the Code and none of the property of the Company or any of its Subsidiaries is properly treated as owned by persons other than the Company for income Tax purposes.

(v) International Boycott. None the Company or any of its Subsidiaries has participated in or cooperated with an international boycott, within the meaning of Section 999 of the Code, nor has it had operations which are or may hereafter become reportable under Section 999 of the Code.

2.15 Employment Matters; Benefit Plans.

(a) Employee List. Part 2.15(a) of the Disclosure Schedule contains a list of all current Company employees as of the date of this Agreement, and correctly reflects: (i) their dates of

employment; (ii) their job titles and positions; (iii) their rate of pay or annual salaries; (iv) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (v) their visa status; (vi) each Company Employee Plan in which they participate or are eligible to participate; (vii) any promises made to them with respect to changes or additions to their compensation or benefits; and (viii) whether the Company employee is not fully available to perform work because of disability or other leave and the date such Company employee is expected to return to active service. The Company is not, and the Company has never been, bound by or a party to, or has a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Company employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Company employees. There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company before the U.S. National Labor Relations Board or any similar body in the United States or any other country in which Company employees perform services. The Company has never had any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the Company employees. No event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute.

(b) At Will Employment. The employment of each of the current Company employees is terminable by the Company at will. The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the Company employees.

(c) Employee Departures/Restrictions. To the Knowledge of the Company, no employee of the Company at the level of senior manager or above: (i) intends to terminate his employment with the Company; (ii) has received an offer to join a business that may be competitive with the Company's business; or (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of the Company; or (B) the Company's business or operations. Part 2.15(c) of the Disclosure Schedule contains an accurate and complete list of each Company Contract (and each Company employee who has executed any Company Contract) containing provisions restricting any Company employee from competing with the Company, soliciting or hiring employees of the Company, interfering with customers of the Company and similar provisions. All Company Contracts listed (or required to be listed) on Part 2.15(c) of the Disclosure Schedule are valid and enforceable in accordance with their respective terms.

(d) Employee Plans and Agreements. Part 2.15(d) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan. The Company does not intend and has not committed to establish or enter into any new Company Employee Plan, or to modify any Company Employee Plan (except to conform any such Company Employee Plan to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Parent in writing or as required by this Agreement).

(e) Delivery of Documents. As applicable with respect to each Company Employee Plan, the Company has delivered to Parent: (i) correct and complete copies of all documents setting forth the terms of each Company Employee Plan, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan; (iii) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts; (iv) the annual reports (Form 5500 series) for the last three complete plan

years; (v) the most recent letter of determination from the U.S. Internal Revenue Service relating to the tax-qualified status of the Plan; (vi) all written materials provided to any Company employee relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company; (vii) all correspondence to or from any Governmental Body relating to any Company Employee Plan; and (viii) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan.

(f) Foreign Plans. Part 2.15(f) of the Disclosure Schedule contains an accurate and complete list of: (i) any Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of the United States; or (ii) any Company Employee Plan that covers or has covered Company employees whose services are or have been performed primarily outside of the United States. Each Company Employee Plan that is required to be registered under the laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities.

(g) Absence of Certain Retiree Liabilities. No Company Employee Plan provides (except at no cost to the Company), or reflects or represents any liability of the Company to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by applicable Legal Requirements. Other than commitments made that involve no future costs to the Company, the Company has not ever represented, promised or contracted (whether in oral or written form) to any Company employee (either individually or to Company employees as a group) or any other Person that such Company employee(s) or other person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(h) No Defaults. The Company has performed all material obligations required to be performed by it under each Company Employee Plan, and the Company is not in default or violation of, and the Company has no Knowledge of any default or violation by any other party to, the terms of any Company Employee Plan. Each of the Company Employee Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including the applicable tax qualification requirements under the Code. Except as set forth in Part 2.15(h) of the Disclosure Schedule, all contributions to, and material payments from, any Company Employee Plan which may have been required to be made in accordance with the terms of such Company Employee Plan or applicable Legal Requirements have been timely made, and all contributions for any period ending on or before the Closing Date which are not yet due are reflected as an accrued liability on the Unaudited Interim Balance Sheet. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without liability to the Company or Parent (other than ordinary administration expenses). There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened, by any Person with respect to any Company Employee Plan.

(i) No Conflict. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Company Employee Plan, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits (through a grantor trust or otherwise) with respect to any Company employee; or (ii) create or otherwise result in any Liability with respect to any Company Employee Plan.

(j) Compliance. The Company and each of its Subsidiaries: (i) is in compliance in all material respects with all applicable Legal Requirements, Contracts and Orders respecting employment, hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements and Orders relating to discrimination, wages and hours, labor relations, leaves of absence, work breaks, classification of employees, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Company employees (or prospective employees or other service providers), including, but not limited to, the Workers' Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation, including the provisions of California Labor Code Sections 1400-1408); (ii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments or compensation to any Company employee; (iii) has no Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company employee (other than routine payments to be made in the normal course of business and consistent with past practice). Each Company Employee Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable IRS determination letter with respect to such qualification and the Tax-exempt status of its related trust, and no circumstances exist which could result in liability to the Company in respect of such qualified status. No Company Employee Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(k) Title IV of ERISA. Neither the Company nor any ERISA Affiliate of the Company has ever maintained, been a participating employer, contributed to, or has had any liability with respect to (i) any multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or 414(f) of the Code; (ii) any multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; or (iii) any other employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

(l) Labor Relations. The Company and each of its Subsidiaries has good labor relations, and neither the Company nor any of its Subsidiaries have any Knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any of the Company. There are no pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened or reasonably anticipated claims or Legal Proceedings against the Company under any workers' compensation policy or long-term disability policy or similar policy subject to foreign Legal Requirements.

(m) Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or Legal Proceedings against any of the Company Employee Plans, the assets of any of the Company Employee Plans or the Company, or the Company Employee Plan administrator or any fiduciary of the Company Employee Plans with respect to the operation of such Company Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Company Employee Plan, and there are no facts or circumstances which could form the basis for any such claims or Legal Proceedings.

(n) Independent Contractors. Part 2.15(n) of the Disclosure Schedule accurately sets forth, with respect to each Person who is an independent contractor of the Company operating under an active contract as of the date of this Agreement:

(i) the name of such independent contractor and the date as of which such independent contractor was originally engaged by such Company; and

(ii) the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from the Company with respect to services performed in the fiscal year ended December 31, 2013 and an estimate of the amount of such compensation projected to be paid in the fiscal year ending December 31, 2014.

(o) No Misclassified Employees. No current or former independent contractor of the Company could be deemed to be a misclassified employee. No independent contractor is eligible to participate in any Company Employee Plan. The Company has never had any temporary or leased employees that were not treated and accounted for in all respects as employees of the Company. No current or former employee of any of the Company could be deemed to be a misclassified independent contractor or to be misclassified as exempt from applicable minimum wage and overtime laws.

(p) Labor-Related Claims. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened or reasonably anticipated relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers' compensation policy, long-term disability policy, occupational safety and health, retaliation, immigration or discrimination matter involving any Company employee, including charges of unfair labor practices or harassment complaints.

2.16 Insurance. Part 2.16 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of the Company as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement. The Company has made available to Parent accurate and complete copies of the insurance policies identified on Part 2.16 of the Disclosure Schedule. Each of the insurance policies identified on Part 2.16 of the Disclosure Schedule is in full force and effect. Since the Company's formation, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There are no self-insurance arrangements affecting the Company.

2.17 Transactions with Related Parties. Except as set forth in Part 2.17 of the Disclosure Schedule, since January 1, 2012, no Related Party: (a) has, or has had, any interest in any material asset used in or otherwise relating to the business of the Company; (b) is, or has been, indebted to the Company (other than for ordinary travel advances); (c) has entered into, or has had any financial interest in, any material Contract, transaction or business dealing with or involving the Company; (d) to the Knowledge of the Company, is competing, or has at any time competed, with the Company; and (e) has any claim or right against the Company.

2.18 Legal Proceedings; Orders.

(a) Legal Proceedings. Other than as set forth in Part 2.18 of the Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of the Company or any of its Subsidiaries, no Person has threatened to commence any Legal Proceeding: (i) that involves the Company, its Subsidiaries or in which the Company or any of its Subsidiaries is a plaintiff, complainant or defendant with respect to any of the assets owned or used by the Company, its Subsidiaries or any Person whose liability for such Legal Proceeding the Company or any of its Subsidiaries has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement; or (iii) that relates to the ownership of any Units of the

Company or any of its Subsidiaries, or any option or other right to the Units or other securities of the Company or any of its Subsidiaries, or right to receive consideration as a result of this Agreement.

(b) Orders. There is no Order to which the Company or any of its Subsidiaries, or any of the assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company or any of its Subsidiaries, no officer or other employee of the Company or any officer or other employee of any of its Subsidiaries, is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company's business.

2.19 Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes.

(a) Authority; Binding Nature. The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party; and the execution, delivery and performance by the Company of this Agreement and of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of the Company and its board of managers and, prior to the Effective Time, its members. This Agreement and each other agreement, document and instrument referred to in or contemplated by this Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Board of Managers Approval. The Company's board of managers has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its members; (ii) unanimously recommended the approval of this Agreement by the members of the Company and directed that this Agreement and the Merger be submitted for consideration by the Company's members; and (iii) to the extent necessary, caused the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement.

(c) No Takeover Statute. No state or foreign takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

2.20 Non-Contravention; Consents. Except as set forth on Part 2.20 of the Disclosure Schedule, neither: (a) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (b) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of: (i) any of the provisions of any Organizational Documents; or (ii) any resolution adopted by the Members, Board of Managers or any committee of the Board of Managers of the Company or any of its Subsidiaries;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to

which the Company or any of the assets owned or used by the Company or any of its Subsidiaries, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or any of its Subsidiaries or that otherwise relates to the Company's or any of its Subsidiaries' business or to any of the assets owned or used by the Company or any of its Subsidiaries;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that is or would constitute a Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Company Contract; (ii) accelerate the maturity or performance of any such Company Contract; or (iii) cancel, terminate or modify any such Company Contract; or

(e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company or any of its Subsidiaries (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company of the operations of any of its Subsidiaries).

Except as set forth on Part 2.20 of the Disclosure Schedule and for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of the Articles of Merger with the Secretary of State of the State of Nebraska, the Company is and the Company will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

2.21 Vote Required. The Required Member Approval are the only votes of the holders of any equity in the Company necessary to adopt and approve this Agreement and approve the other transactions contemplated by this Agreement.

2.22 Brokers. Except as set forth on Part 2.22 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Part 2.22 of the Disclosure Schedule identifies each Person that is or may become entitled to receive any fee or other amount from the Company for professional services performed or to be performed in connection with the Merger or any of the other transactions contemplated by this Agreement.

2.23 Full Disclosure. This Agreement (including the Disclosure Schedule) does not, and the Merger Consideration Certificate, the Earnout Consideration Certificate and the Company Closing Certificate will not: (i) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Organization and Standing.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

3.2 Authority; Binding Nature of Agreement. Parent and Merger Sub have the requisite corporate power and authority to enter into this Agreement and, subject to the approval of the issuance of shares of Parent common stock in the Merger by a majority of the votes cast at a duly called meeting of the holders of Parent common stock (the "Parent Stockholder Meeting") at which a quorum is present (the "Parent Stockholder Approval"), to perform their obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Parent or Merger Sub is a party; and the execution, delivery and performance by Parent and Merger Sub of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors, subject, with respect to the consummation of the transactions contemplated by this Agreement, to the Parent Stockholder Approval. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Parent or Merger Sub is a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against Parent and Merger Sub in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3 Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time), assuming the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of: (A) any of the provisions of the organizational documents of Parent or Merger Sub; (B) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or Merger Sub; or (C) any provision of any material contract by which Parent is bound.

3.4 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement/Information Statement will, at the date mailed to the stockholders of Parent and the date mailed to the members of the Company or at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/ Information Statement and the Form S-4 will each comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder, except

that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion therein.

4. CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 9 or the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent's Representatives with reasonable access during normal business hours to the Company's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent's Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request.

4.2 Operation of the Business of the Company. During the Pre-Closing Period:

(a) the Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

(b) the Company shall use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, vendors, customers, landlords, creditors, employees, merchants and other Persons having business relationships with the Company (other than terminations of employees for cause following reasonable consultation with Parent);

(c) the Company shall not cancel any of its respective insurance policies identified on Part 2.16 of the Disclosure Schedule or reduce the amount of any insurance coverage provided by such insurance policies;

(d) other than with respect to a Permitted Earnout Distribution, the Company shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Units or other securities;

(e) Except as set forth in Part 4.2(e) of the Disclosure schedule, the Company shall not repurchase, redeem or otherwise reacquire any Units or other securities;

(f) Except as set forth in Part 4.2(f) of the Disclosure Schedule, the Company shall not sell, issue or authorize the issuance of any additional: (i) Unit or other security; (ii) option or right to acquire any Unit (or cash based on the value of the units) or other security; or (iii) instrument convertible into or exchangeable for any Unit (or cash based on the value of Units) or other security;

(g) the Company shall not amend or waive any of its rights under, or permit the acceleration of vesting under any compensation obligation;

(h) the Company shall (i) not amend or permit the adoption of any amendment to the Company's Organizational Documents (other than the transactions contemplated by this Agreement) or (ii) authorize or facilitate any recapitalization, reclassification of Units, or similar transaction with respect to the Units of the Company;

(i) the Company shall not form any Subsidiary or acquire any equity interest or other interest in any other Entity other than described in Part 4.2(e) of the Disclosure Schedule;

(j) the Company shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Company during the Pre-Closing Period, do not exceed $50,000;

(k) the Company shall not: (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract; or (ii) amend or prematurely terminate, or waive any material right or remedy under, any Contract that is or would constitute a Material Contract;

(l) the Company shall not: (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $50,000; (ii) sell or otherwise dispose of or lease any Designated Patent (except in the ordinary course of business consistent with past practices) to any other Person; or (iii) license or grant any other right with respect to any Designated Patent other than in the ordinary course of business consistent with past practices; or (iv) waive or relinquish any right outside of the ordinary course of business consistent with past practices;

(m) the Company shall not: (i) lend money to any Person (except that the Company may make routine travel and business expense advances to current employees of such Company in the ordinary course of business consistent with past practices); or (ii) incur or guarantee any Indebtedness;

(n) the Company shall not: (i) enter into any collective bargaining agreement; (ii) establish, adopt, amend or terminate any Company Employee Plan; (iii) pay, or make any commitment to pay, any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than commissions and/or employee bonuses not to exceed $400,000 in the aggregate paid in the ordinary course of business and consistent with past practices; (iii) increase, or make any commitment to increase, the amount of the wages, salary, commissions, fringe benefits or other employee benefits or compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its managers, officers or employees; (iv) promote or change the title of any of its employees (retroactively or otherwise); (v) fund, or make any commitment to fund, any compensation obligation (whether by grantor trust or otherwise); (vi) hire or make an offer to hire any new employee on a full-time, part-time, consulting or other basis or (vii) terminate any employee, other than for cause;

(o) the Company shall not change any of its methods of accounting or accounting practices in any material respect (other than as required by applicable accounting or auditing standards);

(p) the Company shall not prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date), enter into a Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement, amend a Company Return, settle or otherwise compromise any claim, notice, audit report or assessment relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes, request any ruling or similar guidance with respect to

Taxes, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

(q) the Company shall not commence or settle any Legal Proceeding other than patent infringement actions in the ordinary course of business;

(r) the Company shall not accelerate the collection of any accounts receivable or delay the payment of any accounts payable if such action would have a material impact on the Company Financial Statements;

(s) except as required by applicable accounting or auditing standards and consistent with past practices, the Company shall not write off as uncollectible, or establish any extraordinary reserve with respect to, any account receivable or other Indebtedness in excess of $25,000 with respect to a single matter, or in excess of $50,000 in the aggregate;

(t) the Company shall not make any pledge of any of its assets or otherwise permit any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company's past practices;

(u) the Company shall maintain and enforce any Owned Intellectual Property, except in each case if, prior to any deadline to maintain or enforce any such Owned Intellectual Property, the Company has provided reasonable prior written notice of, and consulted in good faith with, Parent with respect thereto;

(v) the Company shall provide Parent, if requested, with any information related to any filing, payment and/or action for any Patent identified on Part 2.10(a) of the Disclosure Schedule; and

(w) the Company shall not agree or commit to take any of the actions described in clauses "(c)" through "(u)" above.

Notwithstanding the foregoing, the Company may take any action described in: (i) clauses "(c)" through "(v)" above if: (A) Parent gives its prior written consent to the taking of such action by the Company; or (B) such action is expressly required to be taken by this Agreement; and (ii) Part 4.2 of the Disclosure Schedule.

4.3 Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of the Company obtaining Knowledge of: (a) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any material respect in any representation or warranty made by the Company in this Agreement; (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any material respect in any representation or warranty made by the Company in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (c) any breach of any covenant or obligation of the Company such that the condition in Section 7.2 would not be satisfied; and (d) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 impossible or unlikely. No notification under this Section 4.3 shall be required with respect to matters consented to in writing by Parent pursuant to the last paragraph of Section 4.2 or the actual taking of actions contemplated by Part 4.2 of the Disclosure Schedule.

4.4 No Negotiation. During the Pre-Closing Period, the Company shall not, and the Company shall not authorize or permit, any Representative of the Company to: (a) solicit or encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. The Company shall promptly (and in any event within 24 hours of receipt thereof) notify Parent orally and in writing of any inquiry, indication of interest, proposal, offer or request for non-public information relating to a possible Acquisition Transaction that is received by the Company during the Pre-Closing Period, which notice shall include: (i) the identity of the Person making or submitting such inquiry, indication of interest, proposal, offer or request, and the terms and conditions thereof; and (ii) an accurate and complete copy of all written materials provided in connection with such inquiry, indication of interest, proposal, offer or request.

4.5 Termination of Certain Benefit Plans and Employees. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date: (a) any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the "401(k) Plans"); (b) any other Company Employee Plan requested by Parent at least three Business Days prior to the Closing Date; and (c) the employment of all Company employees and other service providers that are identified by Parent in writing at least three Business Days prior to the Closing Date, unless, in the case of clauses "(a)" and "(b)," Parent, in its sole and absolute discretion, agrees to sponsor and maintain, or cause the Surviving Company to continue to sponsor and maintain, any such Company Employee Plans by providing the Company with written notice of such election (an "Election Notice") at least three Business Days prior to the Closing Date. Unless Parent provides an Election Notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company's board of managers has validly adopted resolutions to terminate the 401(k) Plans and other Company Employee Plans (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date. In the event that the distributions of assets from the trust of a 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon any Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to Parent prior to the Effective Time. The Company shall terminate the employment of any Company employee or other service provider pursuant to this Section 4.5 in accordance with the terms of any employment agreement or other service provider agreement, as a applicable, and all applicable Legal Requirements.

4.6 Company Options/ Convertible Indebtedness. Prior to the Closing Date, the Company shall take all requisite action so that on or prior to the Closing, (i) each outstanding Company Option shall have been exercised by the holder thereof and cancelled by the Company and (ii) all outstanding Indebtedness convertible into Units or other equity interests of the Company shall have been fully repaid or fully converted in each case such that each Membership Unit subject to such Company Option or convertible Indebtedness shall participate in the Merger pursuant to Section 1.5 of this Agreement.

4.7 FIRPTA Matters. At the Closing the Company shall deliver to Parent a statement that no transaction contemplated by this Agreement is subject to Section 1445 of the Code (relating to FIRPTA).

4.8 Termination/Amendment of Agreements and Release of Encumbrances. The Company shall use commercially reasonable efforts to: (a) cause the agreements identified in Schedule 4.8(i) to be terminated effective as of the Effective Time; (b) cause the agreements identified in Schedule 4.8(ii) to be amended effective as of the Effective Time in the manner set forth on Schedule 4.8(ii); and (c) take, or cause to be taken, all actions necessary to secure the termination and release of any and all Encumbrances upon the assets or properties of the Company; in each case in form and substance reasonably satisfactory to Parent.

4.9 Repayment of Insider Receivables . Prior to the Effective Time, the Company shall cause all outstanding Insider Receivables and Insider Payables to be repaid to the Company in full.

4.10 Reserved.

4.11 Tail Insurance. Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company's existing managers' and officers' liability insurance coverage (the "D&O Tail Policy") for the Company's managers and officers in a form mutually acceptable to the Company and Parent, which shall provide such managers and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the managers' and officers' liability insurance coverage presently maintained by the Company.

4.12 Estimated Merger Consideration Certificate.

(a) At least five Business Days prior to the Closing Date, the Company shall deliver to Parent an accurate and complete copy of: (a) one or more payoff letters, each dated no more than five Business Days prior to the Closing Date to (i) evidence the full payment and satisfaction of any Indebtedness (except Indebtedness listed in Part 2.5(c) of the Disclosure Schedule as notes payable in connection with the acquisition of patents) as of the Closing and (ii) terminate and release any Encumbrances related thereto; and (b) an invoice from each advisor or other service provider to the Company, dated no more than five Business Days prior to the Closing Date, with respect to all Company Transaction Expenses estimated to be due and payable to such advisor or other service provider, as the case may be, as of the Closing Date.

(b) At least five Business Days prior to the Closing Date, the Company shall deliver to Parent an estimated Merger Consideration Certificate, in form and substance reasonably satisfactory to Parent and setting forth the information required by Section 1.3(b)(ix) on an accompanying spreadsheet, together with documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the estimated Merger Consideration Certificate.

(c) Nothing in this Section 4.12 shall limit any rights of any Indemnitee as set forth in Section 10.

5. CERTAIN COVENANTS OF THE PARTIES

5.1 Efforts.

(a) Efforts. Subject to Section 5.1(b), Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement as promptly as practicable. Without limiting the generality of the foregoing, but subject to Section 5.1(b), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and

given by such party in connection with the Merger and the other transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement.

(b) Limitations. Notwithstanding anything to the contrary contained in Section 5.1(a) or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement, and the Company shall not agree or commit (without the prior written consent of Parent): (i) to divest or agree to divest any of its respective businesses, product lines or assets, or to take or agree to take any other action or to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any Legal Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement.

5.2 Member Consent.

(a) Information Statement. As promptly as practicable (and in any event within ten Business Days) after the Form S-4 is declared effective by the SEC, the Company shall, in accordance with its Organizational Documents and applicable Legal Requirements, provide to its members with the Proxy Statement/Information Statement and other appropriate documents in connection with the adoption and approval of this Agreement and the other transactions contemplated by this Agreement by the members as provided in the Company Organizational Documents and applicable Legal Requirements. The Company shall use commercially reasonable efforts to obtain such approvals and waivers from holders of all of the outstanding Units. The Proxy Statement/Information Statement shall: (A) include the unanimous recommendation of the board of managers of the Company in favor of the adoption and approval of this Agreement and the approval of the other transactions contemplated by this Agreement; and (B) comply with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, the Proxy Statement/Information Statement and any other materials submitted to the Company's members in connection with the transactions contemplated by this Agreement shall be subject to prior review and reasonable approval by Parent and its advisors.

(b) Prior to the Closing, and subject to Section 5.1(b): (a) the Company shall use all reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis; and (b) Parent and Merger Sub shall use all reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis.

5.3 Earnout Payments

(a) Earnout Event. Following the Closing, the Parent shall notify Securityholders' Agent in writing within 20 Business Days following the date that any event described in this Section 5.3(a) below (the "Earnout Event") occurs. The notification by Parent shall include the Earnout Consideration Certificate calculated in accordance with any applicable Organizational Document, Legal Requirement and this Agreement. The Parent shall be entitled to rely on the completeness and accuracy of information provided to it by the Company or Securityholders' Agent when preparing the Earnout Consideration Certificate. Upon receipt of the Earnout Consideration Certificate, the Securityholders' Agent shall review the Earnout Consideration Certificate and no payment by Parent shall become payable until the accuracy and completeness of the Earnout Consideration Certificate, as well as its compliance with any Organizational Document, Applicable Law and this Agreement, has been certified in writing by Securityholders' Agent. Subject to the preceding sentence, within 10 Business Days after the closing of Parent's fiscal quarters, Parent shall pay in cash to each Effective Time Holder such Effective Time Holder's Pro Rata Share of the amount specified in all Earnout Consideration

Certificates certified by Securityholders' Agent during the prior fiscal quarter as calculated below (each, an "Earnout Payment"):

- An "Earnout Event" shall mean and shall be deemed to have occurred upon receipt by the Company of any amount more than the Sharing Threshold (as hereafter defined) in Prism Patent Proceeds from Open Lawsuits.

- An "Earnout Payment" in cash equal to 70% of the amount exceeding the Sharing Threshold provided, however, that, the aggregate amount of such Earnout Payments, including any Permitted Earnout Distribution, shall not exceed $55 million (the "Sharing Cap"); *provided further*, that Parent shall be permitted to retain twenty percent of any Earnout Payment for quarters ending March 31, June 30, and September 30 as a reserve against potentially unreported costs associated with the Earnout Event. Parent will include retained amounts in calculating Earnout Payments for the fiscal quarter ending December 31. The "Sharing Threshold" shall be an amount equal to $16.5 million minus the cash balance of the Company as of Closing.

Interest shall accrue on all outstanding Earnout Payments that are delinquent beyond 30 days at a rate of 5% per annum. Company and Parent covenant and agree that any assignment of any Open Lawsuits and Intellectual Property related to the Open Lawsuits will contain a requirement that the assignee abide by and be bound to pay the Earnout Payments obligations set forth in this Agreement. No assignment of any Open Lawsuits or Intellectual Property shall relieve Parent of any obligation to pay any Earnout Payment. Until the Parent no longer has an obligation hereunder to make Earnout Payments, the Securityholders' Agent shall have the right to receive all documentation provided by lead counsel in Open Lawsuits to the Person that is prosecuting such Open Lawsuits from time to time and to be allowed consult from time to time with the Person prosecuting each of the Open Lawsuits subject to any reasonable confidentiality requirements mandated by lead counsel in the applicable Open Lawsuit. For the avoidance of doubt, to achieve the maximum earnout available hereunder of $55 million (which amounts includes any Permitted Earnout Distribution), the Company would need to receive approximately $95.07 million of Prism Patent Proceeds from Open Lawsuits.

(b) Earnout Payments. The Earnout Payments potentially payable pursuant to this Section 5.3 represent potential consideration in addition to the Merger Consideration paid at the Closing. The right to receive the Earnout Payments, if any: (i) does not give dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of capital stock of the Surviving Company; (ii) shall not be evidenced by a certificate or other instrument; (iii) shall not be assignable or otherwise transferable except by written consent of Securityholders' Agent and Parent (which consent will not be unreasonably withheld); (iv) shall not accrue or pay interest on any portion thereof; and (v) does not represent any right other than the right to receive the consideration set forth in this Section 5.3. Any attempted transfer of the right to the Earnout Payments, other than as specifically permitted by the immediately preceding sentence, shall be null and void. Upon completion of any transfer of an Effective Time Holder's right to receive Earnout Payments, the Securityholders' Agent shall provide to Parent the information required to be set forth on the Earnout Consideration Certificate with respect to any transferee of such Effective Time Holder's right to receive Earnout Consideration.

(c) Termination of Obligations. The Parent's obligations in this Section 5, including without limitation the obligation to make the Earnout Payments potentially payable hereunder, shall terminate upon the earlier to occur of: (i) the receipt by the Company of all Prism Patent Proceeds to which it is entitled, if any, arising from settlement or final resolution of all Open Lawsuits, and payment by the Parent of all Earnout Payments arising on or prior to the date of such termination, (ii) termination of this Agreement pursuant to its terms, or (iii) receipt by the Parent of a written

acknowledgement by the Securityholders' Agent that no additional Earnout Payments are payable hereunder.

6. TAX MATTERS

6.1 Liability for Taxes.

(a) Indemnification. From and after the Effective Time, each Effective Time Holder shall, severally and not jointly, hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, such Effective Time Holder's Pro Rata Share of any Tax Damages that are directly or indirectly suffered or incurred at any time by any of the Indemnitees or to which any of the Indemnitees may otherwise directly or indirectly become subject at any time (regardless of whether or not such Tax Damages relate to any third party claim) and that arise directly or indirectly from or as a result of, or are directly or indirectly connected with: (i) Taxes imposed on the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries may otherwise be liable, as a result of having been a member of an Affiliated Group (including Taxes for which the Company or any of its Subsidiaries may be liable pursuant to Section 1.1502-6 of the United States Treasury Regulations or similar provisions of state, local or foreign law as a result of having been a member of an Affiliated Group and any Taxes resulting from the Company or any of its subsidiaries ceasing to be a member of any Affiliated Group) and (ii) Taxes imposed on the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; *provided, however*, that in determining the amount of such Taxes, there shall not be taken into account any deductions attributable to the payment at Closing of any consideration attributable to any Company Option or Restricted Company Share, with the exception that this proviso shall not apply to any items described in clause (d) of the definition of Company Transaction Expenses to the extent attributable to the payment of such consideration. For purposes of this paragraph (a), whenever it is necessary to determine the liability for Taxes of the Company or any of its Subsidiaries for a Straddle Period, the determination of the Taxes of the Company or any of its Subsidiaries for the portion of the Straddle Period ending on and including the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of the Company or any of its Subsidiaries for the Straddle Period shall be allocated between such two taxable years or periods on a "closing of the books basis" by assuming that the books of the Company or any of its Subsidiaries were closed at the close of the Closing Date; *provided, however*, that exemptions, allowances, deductions or Taxes that are calculated on an annual basis, such as property Taxes and depreciation deductions, shall be apportioned between such two taxable years or periods on a daily basis; and *provided further*, that any deductions attributable to the payment of any Company Option or Restricted Company Share made after the Closing Date shall be allocated to the period after the Closing Date unless Parent determines otherwise. Parent shall be entitled to any refund of or credit with respect to Taxes (including any interest related thereto) that results from the carryback of losses, credits or similar items from a taxable year or period that begins after the Closing Date and is attributable to the Company or any of its Subsidiaries.

(b) Transfer Taxes. The Effective Time Holders (in the case of each Effective Time Holder based on the Effective Time Holder's Pro Rata Share), shall bear one hundred percent (100%) of any real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar transfer Taxes imposed on the transactions contemplated by this Agreement.

6.2 Tax Returns.

(a) With respect to Tax Returns required to be filed by, on behalf of or with respect to the Company or any of its Subsidiaries, the Company shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all such Tax Returns that are required to be filed on or prior to the Closing Date, and the Company shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. The Securityholders' Agent shall file or cause to be filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries relating to any taxable period, ending on or prior to the Closing Date, except for any Straddle Period, that are due after the Closing Date and the Effective Time Holders shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Parent shall file or cause to be filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries, including any Tax Returns for a taxable period that relates to a Straddle Period, *provided*, that to the extent such Tax Returns relate to a Straddle Period ("Straddle Period Tax Returns"), Parent shall provide such Straddle Period Tax Returns to the Securityholders' Agent for review and approval (not to be unreasonably withheld or delayed) no less than thirty (30) days prior to the due date for timely filing of such Straddle Period Tax Returns, or if the due date is within thirty (30) days of the Closing Date, as promptly as practical after the Closing Date, and shall make all changes to such Straddle Period Tax Returns reasonably requested by the Securityholders' Agent.

All Tax Returns required to be filed in accordance with this paragraph (a) shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date).

(b) Each Effective Time Holder shall reimburse the Indemnitees, severally and not jointly, such Effective Time Holder's Pro Rata Share of the Taxes for which the Company is liable pursuant to paragraph (a) of this Section 6.2 but which are remitted in respect of any Tax Return other than a Tax Return required to be filed by the Company or the Securityholders' Agent pursuant to paragraph (a) of this Section 6.2, upon written request setting forth in detail the computation of the amount owed by such Effective Time Holder, but in no event earlier than 10 days prior to the due date for paying such Taxes. For the avoidance of doubt, the limitations set forth in Section 10.3 shall not apply to the reimbursement obligations under this paragraph (b).

6.3 Assistance and Cooperation. After the Closing Date, each of the Company and its Subsidiaries, Securityholders' Agent and Parent shall (and shall cause their respective Affiliates to):

(a) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 6.1(b) (relating to sales, transfer and similar Taxes);

(b) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 6.2 and in connection therewith, provide the other party with any necessary powers of attorney;

(c) cooperate fully in preparing for and defending any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Company or any of its Subsidiaries;

(d) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Company or any of its Subsidiaries; and

(e) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period.

6.4 Termination of Tax Allocation Arrangements. Any Tax allocation, indemnity or sharing agreement between the Company or any of its Subsidiaries, on the one hand and any Person, on the other hand, shall be terminated as to the Company and its Subsidiaries on or prior to the Closing, and after the Closing the Company shall not have any liability thereunder.

6.5 Asset Allocations.

(a) Parent shall provide the Securityholders' Agent with a proposed Asset Allocation Statement, within one hundred (100) days after the Closing Date, which allocation shall be made in accordance with Sections 751 and 1060 of the Code and the applicable Treasury Regulations thereunder and consistent with those made for documentary transfer Tax purposes. Within thirty (30) days following such provision, the Securityholders' Agent may object to the Asset Allocation Statement (by written notice to Parent), to the extent Securityholders' Agent believes that the amount allocated to any item on the Asset Allocation Statement is inconsistent with Sections 751 or 1060 of the Code or the Treasury Regulations thereunder, and if Securityholders' Agent so objects, it shall notify Parent (in such written notice) of such disputed item (or items) and the basis for its objection. If Securityholders' Agent does not object by written notice within such period, the Asset Allocation Statement shall be deemed to have been accepted and agreed upon, and be final and conclusive, for all purposes of this Agreement. Securityholders' Agent and Parent agree in good faith to attempt to resolve any such dispute at least thirty (30) days prior to the date on which any Tax Return is required to be filed with the appropriate taxing authority. In the event of a disagreement, Parent and Securityholders' Agent shall cooperate reasonably in attempting to reach a mutual agreement. If the Asset Allocation Schedule is not mutually agreed upon within 20 days, the parties shall submit such dispute to an Accounting Firm for a decision that shall be rendered in a timely manner in order to permit the timely filing of all applicable Tax Returns. The Accounting Firm's review shall be final and binding on the parties except as otherwise required by a "determination" within the meaning of Section 1313(a) of the Code or similar provision of other Legal Requirements (a "Determination"). The fees and expenses of the Accounting Firm shall be borne 50% by the Effective Time Holders (with each Effective Time Holder being responsible for its Pro Rata Share of such amount) and 50% by Parent.

(b) To the extent that Securityholders' Agent and Parent have agreed to any Asset Allocation Statement, then, except with respect to any subsequent adjustments to the Purchase Price (which shall be allocated using the mechanism for allocating the Purchase Price in paragraph (a) of this Section), the Company and its Subsidiaries, Effective Time Holders, Securityholders' Agent and Parent (i) shall be bound by the Asset Allocation Statements for purposes of determining any Taxes and (ii) shall prepare and file all Tax Returns to be filed with any taxing authority in a manner consistent with the Asset Allocation Statement or any election in any Tax Return, any proceeding before any taxing authority or otherwise. In the event that an Asset Allocation Statement is disputed by any taxing authority, the party receiving notice of such dispute shall promptly notify and consult with the other relevant party concerning the resolution of such dispute.

(c) Each of Securityholders' Agent and Parent shall cooperate in the preparation and timely filing of, (i) IRS Forms 8308 and 8594 (or any successor forms thereto), as

applicable, and any comparable state or local forms or reports, and (ii) to the extent permissible by or required by Legal Requirements, any corrections amendments or supplements (or additional forms or reports) thereto (including any supplements, amendments, forms or reports arising as a result of any adjustments to the Purchase Price).

6.6 Partnership Termination. For U.S. federal income Tax purposes, the Company and its Subsidiaries, Effective Time Holders, Securityholders' Agent and Parent agree to treat the sale of the Units as governed by Rev. Rul. 99-6, 1991-1 C.B. 432 (Situation 2), and to treat such sale as resulting in a termination of the Company and any of its Subsidiaries, as applicable, within the meaning of Section 708(b)(1)(A) of the Code as of the Closing Date, and agree to file all Tax Returns in a manner consistent with the foregoing, and not take any position, whether in any Tax Return, audit, examination, adjustment or action with respect to a Tax, which is inconsistent with such treatment, unless required to do so by applicable Law.

6.7 Survival, Etc. Notwithstanding anything to the contrary in this Agreement (including Section 10), the obligations of the parties set forth in this Section 6 shall survive the Effective Time until the date that is 60 days after the expiration of all applicable statutes of limitations (including any extensions thereof); *provided, however*, that if, at any time on or prior to the expiration date referred to in this sentence, any Indemnitee delivers to the Securityholders' Agent a written notice asserting a claim for recovery under this Section 6 based on such alleged breach, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved. No claim made pursuant to this Section 6 shall be subject to the limitations in Section 10.3.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. Each of the representations and warranties made by the Company in this Agreement shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date);

7.2 Performance of Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Consents.

(a) Other Governmental Consents. All other filings with and Consents of any Governmental Body required to be made or obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect.

(b) Third Party Consents. The Company shall have received the duly authorized and executed Consents of the Third Parties provided on Part 7.3(b) of the Disclosure Schedule, and such Consents shall be in full force and effect.

7.4 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, and no event or other Effect shall have occurred or circumstance or other Effect shall exist that, in combination with any other events, circumstances or other Effects, would reasonably be expected to have or result in a Material Adverse Effect.

7.5 Member Approval. This Agreement shall have been duly adopted and approved by the Members, and such adoption and approval shall not have been withdrawn, rescinded or otherwise revoked.

7.6 Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained.

7.7 Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

7.8 Nasdaq Listing. The shares of Parent common stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq Capital Market.

7.9 Officer's Certificate. Parent shall have received a certificate duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 7.1-7.2 and 7.5-7.6 have been duly satisfied (the "Company Closing Certificate").

7.10 Noncompetition Agreements. Parent shall have received the Noncompetition and Non-Solicitation Agreements (each, a "Noncompetition Agreement") substantially in the form of Exhibit C, duly executed by the Persons identified on Schedule 7.10.

7.11 Lock-Up Agreements. Parent shall have received the Lock-Up Agreements substantially in the form of Exhibit E duly executed by each member who must sign the Lock-Up Agreement.

7.12 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.13 No Legal Proceedings. No Governmental Body and no other Person shall have commenced or threatened to commence any Legal Proceeding: (a) challenging the Merger or any of the other transactions contemplated by this Agreement or seeking the recovery of damages in connection with the Merger or any of the other transactions contemplated by this Agreement; (b) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or the Company; (c) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement; or (d) seeking to compel the Company, Parent or any Affiliate of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

7.14 No Outstanding Securities. The Company shall have provided Parent with evidence reasonably satisfactory to Parent as to the exercise or termination of all rights to purchase Units.

There shall exist no outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any membership interest, unit or other interest in the Company

7.15 Employees. None of the individuals identified on Part 7.15 of the Disclosure Schedule shall have ceased to be employed by the Company, or shall have expressed an intention to terminate his or her employment with the Company following the Effective Time or to decline to accept employment with Parent or any Affiliate of Parent on the terms described in the offer letters tendered as of the date of this agreement and the employment agreements as executed simultaneously with the Closing.

7.16 Company Options/ Indebtedness. The Company shall have caused all Company Options to be exercised and cancelled, and all convertible Indebtedness repaid or converted, in each case in accordance with Section 4.6 of this Agreement, all such Company Options and convertible Indebtedness and any rights pursuant to such Company Options or convertible Indebtedness shall have been extinguished, and no proceedings in connection with the cancellation of such Company Options or the conversion or repayment of such Indebtedness shall have been initiated.

7.17 Subsidiaries. Each Subsidiary of the Company shall be 100% wholly owned by the Company and there shall exist no outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any membership interest, unit or other interest in any Subsidiary of the Company.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

8.1 Accuracy of Representations. Each of the representations and warranties made by Parent in this Agreement shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date).

8.2 Performance of Covenants. The covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Officer's Certificate. The Company shall have received a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Sections 8.1 and 8.2 have been satisfied.

8.4 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger by any Governmental Body that makes consummation of the Merger illegal.

8.5 Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained.

8.6 Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

8.7 Nasdaq Listing. The shares of Parent common stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq Capital Market.**Material Adverse Effect**. Since the date of this Agreement, there shall not have been a material adverse change in circumstances with respect to the Parent's business or assets.**TERMINATION**

9.1 Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption and approval of this Agreement by the Company's members or the Parent Stockholder Approval):

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if the Closing has not taken place on or before 5:00 p.m. (Pacific time) March 20, 2015 (the "End Date"); *provided, however*, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the End Date (as the same may be extended) results from, or is caused by, a material breach by such party of any of its representations, warranties, covenants or agreements contained herein;

(c) by Parent or the Company if: (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal;

(d) by Parent if: (i) any of the representations and warranties of the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; or (iii) any Material Adverse Effect shall have occurred, or any event or other Effect shall have occurred or circumstance or other Effect shall exist that, in combination with any other events, circumstances or other Effects, would reasonably be expected to have or result in a Material Adverse Effect; *provided, however*, that, in the case of clauses "(i)" and "(ii)" only, if an inaccuracy in any of the representations and warranties of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company through the use of reasonable efforts within ten days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the "Company Cure Period"), then Parent may not terminate this Agreement under this Section 9.1(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(d) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period);

(e) by the Company if: (i) any of Parent's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 8.1 would not be satisfied; or (ii) if any of Parent's covenants contained in this Agreement shall

have been breached such that the condition set forth in Section 8.2 would not be satisfied; *provided, however,* that if an inaccuracy in any of Parent's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent through the use of reasonable efforts within ten days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the "Parent Cure Period"), then the Company may not terminate this Agreement under this Section 9.1(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period);

(f) by Parent if the Required Member Approval is not obtained prior to March 20, 2014; or

(g) by Parent or the Company if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof.

9.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 9.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 9.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

9.3 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement shall terminate; *provided, however*, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any willful breach by such party of any provision of, contained in this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 11.

10. INDEMNIFICATION, ETC.

10.1 Survival of Representations, Etc.

(a) General Survival. Subject to Sections 10.1(b) and 10.1(d), the representations and warranties made by the Company in this Agreement (other than the Specified Representations) shall survive the Effective Time until 11:59 pm (Pacific time) on the date that is 24 months following the Closing Date (the "Expiration Date"); *provided, however,* that if, at any time on or prior to the Expiration Date, any Indemnitee delivers to the Securityholders' Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Expiration Date until such time as such claim is fully and finally resolved.

(b) Specified Representations. Notwithstanding anything to the contrary contained in Section 10.1(a), but subject to Section 10.1(d), the Specified Representations shall survive the Expiration Date until the date that is 90 days after the expiration of all applicable statutes of limitations (including any extensions thereof.

(c) Parent Representations. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Expiration Date, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease.

(d) Fraud. Notwithstanding anything to the contrary contained in this Agreement, including in Section 10.1(a) or Section 10.1(b), the limitations set forth in Sections 10.1(a) and 10.1(b) shall not apply in the event of any fraud (whether on the part of any Effective Time Holder, the Company or any Representative of the Company).

(e) Representations Not Limited. The Company and the Securityholders' Agent (on behalf of the Effective Time Holders) have agreed that the Indemnitees' rights to indemnification, compensation and reimbursement contained in this Section 10 relating to the representations, warranties, covenants and obligations of the Company or the Securityholders' Agent are part of the basis of the bargain contemplated by this Agreement; and such representations, warranties, covenants and obligations, and the rights and remedies that may be exercised by the Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Indemnitees shall be deemed to have relied upon such representations, warranties, covenants or obligations notwithstanding) any knowledge on the part of any of the Indemnitees or any of their Representatives (regardless of whether obtained through any investigation by any Indemnitee or any Representative of any Indemnitee or through disclosure by the Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement) or by reason of the fact that an Indemnitee or any of its Representatives knew or should have known that any representation or warranty is or might be inaccurate or untrue.

10.2 Indemnification.

(a) Indemnification. From and after the Effective Time (but subject to all limitations and conditions set forth in this Article 10 and as otherwise set forth in this Agreement), each Effective Time Holder shall, severally and not jointly, hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, such Effective Time Holder's Pro Rata Share of any monetary loss to any Indemnitee that results from the following items, and regardless of whether or not the monetary loss relates to any third party claims ("Damages):

(i) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement (without giving effect to any materiality, Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty);

(ii) any inaccuracy in or breach of any representation or warranty made by the Company in the Company Closing Certificate (without giving effect to any materiality, Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty);

(iii) any inaccuracy in any information set forth in the Merger Consideration Certificate or the Earnout Consideration Certificate, including any failure to properly calculate the Company Transaction Expenses, the Closing Indebtedness Amount, the Cash Purchase Price and the Per Unit Cash Amount;

(iv) any breach of any covenant or obligation of the Company or the Securityholders' Agent in this Agreement required to be performed prior to the Effective Time, or

any breach of any covenant or obligation of any Effective Time Holder or the Securityholders' Agent in this Agreement required to be performed at or after the Effective Time;

(v) any claim asserted or held by any current, former or alleged securityholder of the Company: (A) relating to this Agreement, any other agreement entered into in connection with this Agreement, the Merger or any of the other transactions contemplated hereby or thereby; (B) alleging any ownership of, interest in or right to acquire any Units or other securities of the Company that is not specifically disclosed on Part 2.3 of the Disclosure Schedule;

(vi) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim or right asserted or held by any person who is or at any time was an officer, manager, employee or agent of the Company (against the Surviving Company, against Parent, against any Affiliate of Parent or against any other Person) involving a right or entitlement or an alleged right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy (under the Organizational Documents, under any indemnification agreement or similar Contract, under any applicable Legal Requirement or otherwise) with respect to any act or omission on the part of such person or any event or other circumstance that arose, occurred or existed at or prior to the Effective Time;

(vii) any claim or Legal Proceeding relating to any breach or any other matter of the type referred to in any of clauses "(i)" through "(vii)" above, inclusive (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 10).

For purposes of calculating the amount of any Damages arising from a breach of any representation or warranty under this Section 10.2, such representation and warranty shall be considered without regard to any qualification by or reference to or the words "material," "Material Adverse Effect," "materially" or words of like import contained therein.

(b) Damage to Parent. The parties acknowledge and agree that, if the Surviving Company or the Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Company or the Company as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Company or the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

10.3 Limitations.

(a) Basket. Subject to Section 10.3(b), the Effective Time Holders shall not be required to make any indemnification payment pursuant to Section 10.2(a)(i) or Section 10.2(a)(ii) for any inaccuracy in or breach of any representation or warranty until such time as the total amount of all Damages suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise directly or indirectly become subject, exceeds $250,000 in the aggregate (the "Basket Amount"). If the total amount of such Damages exceeds the Basket Amount, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages, and not merely the portion of such Damages exceeding the Basket Amount.

(b) Applicability of Basket. The limitations set forth in Section 10.3(a) shall not apply (and shall not limit the indemnification or other obligations of any Effective Time Holder):

(i) in the event of fraud (whether on the part of any Effective Time Holder, the Company or any Representative of the Company); (ii) to inaccuracies in or breaches of any of the Specified Representations; (iii) to any of the matters referred to in Sections 10.2(a)(iii) through Section 10.2(a)(vii), inclusive; or (iv) to the matters referred to in Section 10.2(a)(vii) (to the extent related to any of the matters referred to in clauses "(i)" through "(iii)" of this sentence).

(c) Liability Cap and Recourse to Setoff Right. Except in the event of fraud or for breach of a Specified Representation, (i) recovery of monetary Damages by Indemnitees shall in no event exceed $20,000,000 and (ii) recourse by the Indemnitees to the right of setoff set forth in Section 10.7 shall be the Indemnitees' sole and exclusive remedy under this Agreement for monetary Damages resulting from any breach of any representation or warranty set forth in this Agreement.

10.4 No Contribution. Each Effective Time Holder waives, and acknowledges and agrees that such Effective Time Holder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or advancement of expenses or other right or remedy against the Surviving Company or the Company in connection with any indemnification obligation or any other liability to which such Effective Time Holder may become subject under or in connection with this Agreement or any other agreement, document or instrument delivered to Parent in connection with this Agreement. Effective as of the Closing, the Securityholders' Agent, on behalf of itself and each Effective Time Holder, and each Effective Time Holder expressly waives and releases any and all rights of subrogation, contribution, advancement, indemnification or other claim against Parent, the Surviving Company or the Company.

10.5 Claim Procedures. Any claim for indemnification, compensation or reimbursement pursuant to Section 10 (and, at the option of any Indemnitee, any claim based upon fraud) shall be brought and resolved exclusively as follows:

(a) If any Indemnitee has or claims in good faith to have incurred or suffered, or believes in good faith that it may incur or suffer, Damages for which it is or may be entitled to indemnification, compensation or reimbursement under this Section 10 or for which it is or may otherwise be entitled to a monetary remedy relating to this Agreement, the Merger or any of the transactions contemplated hereby or thereby, such Indemnitee may deliver a claim notice (a "Claim Notice") to the Securityholders' Agent. Each Claim Notice shall: (i) contain a brief description of the facts and circumstances supporting the Indemnitee's claim; and (ii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnitee might be entitled (the aggregate amount of such estimate, as it may be modified by the Indemnitee in good faith from time to time, being referred to as the "Claimed Amount").

(b) During the 20-day period commencing upon receipt by the Securityholders' Agent of a Claim Notice from an Indemnitee (the "Dispute Period"), the Securityholders' Agent may deliver to the Indemnitee a written response (the "Response Notice") in which the Securityholders' Agent: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Indemnitee. If the Response Notice is delivered in accordance with clause "(ii)" or clause "(iii)" of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Securityholders' Agent's claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Securityholders' Agent asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to herein as the "Contested Amount" (it being understood that the Contested Amount shall be modified from time to time to reflect

any good faith modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not received by the Indemnitee from the Securityholders' Agent prior to the expiration of the Dispute Period, then the Securityholders' Agent shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Indemnitee.

(c) If the Securityholders' Agent in its Response Notice agrees that the full Claimed Amount is owed to the Indemnitee, or if no Response Notice is received by the Indemnitee from the Securityholders' Agent prior to the expiration of the Dispute Period, then Parent shall be entitled to indemnification for such Claimed Amount and shall have the right to setoff such Claimed Amount as provided in Section 10.7.

(d) If the Securityholders' Agent delivers a Response Notice to the Indemnitee during the Dispute Period agreeing that part, but not all, of the Claimed Amount is owed to the Indemnitee (the "Agreed Amount"), then Parent shall be entitled to indemnification for such Agreed Amount and shall have the right to setoff such Agreed Amount as provided in Section 10.7.

(e) If the Securityholders' Agent delivers a Response Notice to the Indemnitee during the Dispute Period expressly stating that there is a Contested Amount, the Securityholders' Agent and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount and Parent shall be entitled to withhold any Earnout Payment(s) in the aggregate amount of such Contested Amount. If the Securityholders' Agent and the Indemnitee resolve such dispute, such resolution shall be binding on the Securityholders' Agent, the Effective Time Holders and such Indemnitee, and a settlement agreement stipulating the amount owed to such Indemnitee (the "Stipulated Amount") shall be signed by such Indemnitee and the Securityholders' Agent. Within three (3) Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, Parent shall set off the Stipulated Amount as provided in Section 10.7 and release the portion of the such Earnout Payment, if any, equal to the excess of the Contested Amount over the Stipulated Amount.

(f) In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Indemnitee, on the one hand, and the Securityholders' Agent, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Indemnitee or the Company), such dispute (a "Claim Dispute") shall be settled pursuant to Section 11.10. Notwithstanding the preceding sentence, nothing in this Section 10.5(f) shall prevent the Indemnitee from seeking preliminary injunctive relief from a court of competent jurisdiction pending settlement of any Claim Dispute. The judgment or decree of a court of a Claim Dispute shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined unless otherwise agreed in writing by the parties.

10.6 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Company, the Company, Parent or any other Person) with respect to which any Effective Time Holder may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to Section 10, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Securityholders' Agent. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

(a) subject to the other provisions of Section 10, all reasonable expenses relating to the defense of such claim or Legal Proceeding (and all amounts due pursuant to any settlement,

adjustment or compromise of such claim or Legal Proceeding) shall be borne and paid exclusively by the Effective Time Holders;

(b) each Effective Time Holder shall make available to Parent any documents and materials in such Effective Time Holder's possession or control that may be necessary to the defense of such claim or Legal Proceeding; and

(c) Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding without the consent of the Securityholders' Agent; *provided, however,* that if Parent settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Securityholders' Agent, then such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnitee in connection with such claim or Legal Proceeding (it being understood that if Parent requests that the Securityholders' Agent consent to a settlement, adjustment or compromise, the Securityholders' Agent shall not unreasonably withhold, condition or delay such consent).

If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Securityholders' Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; *provided, however,* that the Securityholders' Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld or delayed). Parent shall give the Securityholders' Agent prompt notice of the commencement of any such Legal Proceeding against Parent, Merger Sub or the Company; *provided, however*, that any failure on the part of Parent to so notify the Securityholders' Agent shall not limit any of the obligations of the Effective Time Holders under this Section 10 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).

10.7 Setoff. Parent shall have the right to withhold and deduct any sum that is actually owed to Parent or any Indemnitee under this Section 10 from any Earnout Payment that would be otherwise payable hereunder. Parent shall have the right, exercisable by delivery of written notice to the Securityholders' Agent, to set-off against each Earnout Payment payable by Parent pursuant to Section 5.3, an amount equal to the aggregate amount of all Damages; *provided, however*, that if the amount of any Loss relating to claims for indemnification made by Parent that is setoff against a Earnout Payment is finally determined to have been withheld in bad faith, such setoff amount shall be distributed by Parent as set forth in Section 5.3 with accrued interest. For the purpose of the preceding sentence, "Bad Faith" shall mean that Parent or an Indemnitee did not have a colorable claim to indemnification under this agreement.

10.8 Exclusive Remedy. Except (a) in the event of fraud and (b) for equitable remedies, from and after the Effective Time, the rights to indemnification, compensation and reimbursement set forth in this Section 10 shall be the sole and exclusive monetary remedy of the Indemnitees with respect to any breach of this Agreement.

10.9 Exercise of Remedies Other Than by Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

11. MISCELLANEOUS PROVISIONS

11.1 Securityholders' Agent.

(a) Appointment. By virtue of the adoption and approval of this Agreement and the Support Agreements, the Effective Time Holders irrevocably nominate, constitute and appoint Gregory J. Duman as the agent and true and lawful attorney in fact of the Effective Time Holders (the "Securityholders' Agent"), with full power of substitution, to act in the name, place and stead of the Effective Time Holders for purposes of executing any documents and taking any actions that the Securityholders' Agent may, in the Securityholders' Agent's sole discretion, determine to be necessary, desirable or appropriate in connection with this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement and any transaction contemplated under this Agreement or any such other agreement, document or instrument, including with respect to, any claim for indemnification, compensation or reimbursement under Section 10. Securityholders' Agent hereby accepts its appointment as Securityholders' Agent.

(b) Authority. The Effective Time Holders grant to the Securityholders' Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Effective Time Holders (in the name of any or all of the Effective Time Holders or otherwise) any and all documents that the Securityholders' Agent may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders' Agent may, in its sole discretion, determine to be appropriate, in performing his duties as contemplated by Section 11.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby: (i) each Indemnitee shall be entitled to deal exclusively with the Securityholders' Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Section 10; and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Effective Time Holder by the Securityholders' Agent, and on any other action taken or purported to be taken on behalf of any Effective Time Holder by the Securityholders' Agent, as fully binding upon such Effective Time Holder.

(c) Power of Attorney. The Effective Time Holders recognize and intend that the power of attorney granted in Section 11.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Securityholders' Agent; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of each of the Effective Time Holders.

(d) Replacement. If the Securityholders' Agent shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Effective Time Holders shall, within 10 days after such death, disability or inability, appoint a successor to the Securityholders' Agent (who shall be an Effective Time Holder and shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders' Agent as Securityholders' Agent hereunder. If for any reason there is no Securityholders' Agent at any time, all references herein to the Securityholders' Agent shall be deemed to refer to the Effective Time Holders.

(e) Recordkeeping. Securityholders' Agent shall be responsible for maintaining accurate records relating to the addresses of Effective Time Holders or any person authorized to receive Earnout Payments on behalf of an Effective Time Holder.

11.2 Preparation of Proxy Statement; Form S-4/Information Statement.

(a) As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Proxy

Statement/Information Statement will be included. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Proxy Statement/Information Statement. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC. Parent shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger. The Company shall use reasonable best efforts to cause to be delivered to Parent a "comfort letter" of its independent auditors, dated the date that is two (2) Business Days prior to the date on which the Form S-4 becomes effective, with respect to any financial information of the Company included in the Form S-4. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Information Statement will be made by Parent without the Company's prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the Company the opportunity to review and comment thereon. Parent will advise the Company promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent common stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Information Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the Company with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Information Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and Parent shall promptly file an appropriate amendment or supplement describing such information, after the Company has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable law, disseminated to the stockholders of Parent. Parent will cause the Proxy Statement/Information Statement to be mailed to Parent's stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act.

(b) Parent shall, as soon as practicable following the date of this Agreement, establish a record date for and promptly take any and all actions in connection therewith, and as soon as practicable after the Form S-4 is declared effective, duly call, give notice of, convene and hold, the Parent Stockholder Meeting solely for the purpose of obtaining the Parent Stockholder Approval. Parent shall, through its board of directors (the "Parent Board"), recommend that its stockholders approve the issuance of the shares of Parent common stock to be issued in connection with the Merger (the "Parent Recommendation"). The Parent Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Parent Recommendation in a manner adverse to the Company, or make any public statement in connection with such Parent Recommendation that is inconsistent with the Parent Recommendation (any such actions being a "Parent Adverse Recommendation Change"). Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Parent Board shall not be prohibited or restricted from effecting a Parent Adverse Recommendation Change if the Parent Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to the stockholders of Parent under applicable Laws. Nothing contained in this Section 11.2(b) shall prohibit the Parent Board from making any disclosure to Parent's stockholders if the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would reasonably be determined to be inconsistent with applicable Law. Notwithstanding any Parent Adverse Recommendation Change pursuant to this Section 11.2(b), unless this Agreement is

terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect.

11.3 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

11.4 No Waiver Relating to Claims for Fraud. The liability of any Person under Section 10 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person's fraudulent acts or omissions. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 10, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person's fraudulent acts or omissions, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any claim for fraud against such other Person; (b) the time period during which a claim for fraud may be brought against such other Person; or (c) the recourse which any such party may seek against such other Person with respect to a claim for fraud.

11.5 Fees and Expenses. Except as otherwise provided herein, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred by such party or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Merger.

11.6 Attorneys' Fees. If any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

11.7 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email or facsimile transmission before 11:59 p.m. (recipient's time) on the day sent by facsimile and receipt is confirmed, when transmitted; (c) if sent by email or facsimile transmission on a day other than a Business Day and receipt is confirmed, or if sent by email or facsimile transmission after 11:59 p.m. (recipient's time) on the day sent by facsimile and receipt is confirmed, on the Business Day following the date on which receipt is confirmed; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Parent or Merger Sub:

Internet Patents Corporation

Attn: L. Eric Loewe
101 Parkshore Dr.
Suite 100
Folsom, CA 95630

Phone: (916) 932-2860
Facsimile: (916)-932-2001
Email: eloewe@internetpatentscorporation.net
mailto:

with required copies (which shall not constitute notice) to:

Mr. Hussein A. Enan
CEO, Internet Patents Corporation
101 Parkshore Dr, Suite 100
Folsom, CA 95630
(916) 932-2860

and to:

Sidley Austin LLP
1001 Page Mill Road, Building 1
Palo Alto, California 94304
Attention: Karen Dreyfus
Facsimile: (650) 565-7000

If to the Company:

Prism Technologies, LLC
2323 S. 171st Street, Suite 106
Omaha, NE 68130
Phone: (402) 934-2020 Ext.106
Fax: (402) 934-2021

with a copy (which shall not constitute notice) to:

Virgil K. Johnson
Paul D. Heimann
Erickson & Sederstrom, P.C. LLO
Regency Westpointe
10330 Regency Parkway Drive
Omaha, NE 68114
Direct: (402) 390-7134
Mobile: (402) 968-0226
Fax: (402) 390-7130
E-Mail: pheim@eslaw.com & vjohn@eslaw.com

If to the Securityholders' Agent:

Gregory J. Duman
17540 Bay Wood CR
Omaha, NE 68130
(402) 578-1447

E-Mail: greg.duman@prsmip.com

with required copies (which shall not constitute notice) to:

Mr. Gregory J. Duman
2323 S. 171st Street, Suite 106
Omaha, NE 68130
Phone: (402) 934-2020 Ext.106
Fax: (402) 934-2021

11.8 Headings. The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.9 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

11.10 Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Venue. Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including any action, suit or other Legal Proceeding based upon fraud and including any action, suit or other Legal Proceeding arising out of or in connection with a Claim Dispute) shall be brought or otherwise commenced exclusively in any state or federal court located in the County of New Castle, State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each state and federal court located in the County of New Castle, State of Delaware (and each appellate court located in the County of New Castle, State of Delaware) in connection with any such action, suit or Legal Proceeding; (ii) agrees that each state and federal court located in the County of New Castle, State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in any state or federal court located in the County of New Castle, State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

11.11 Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); (d) the Securityholders' Agent and its successors and assigns (if any); and (e) the Effective Time Holders. This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Indemnitees; and (v) the respective successors and assigns (if any) of the foregoing. Parent may freely assign any or all of its rights under this Agreement (including its indemnification rights under Section 10), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person.

11.12 Remedies Cumulative; Specific Performance. Except as expressly set forth in this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by the Company or the Securityholders' Agent of any covenant, obligation or other provision set forth in this Agreement: (a) Parent shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) Parent shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

11.13 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.14 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.15 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company, Parent, Merger Sub and the Securityholders' Agent; and (b) after the Closing Date, on behalf of Parent and the Securityholders' Agent (acting exclusively for and on behalf of all of the Effective Time Holders).

11.16 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

11.17 Parties in Interest. Except for the provisions of Section 10, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person other than Parent, Merger Sub, the Company and their respective successors and assigns (if any).

11.18 Confidential Nature of Information. Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other parties hereto during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event

the transactions contemplated hereby shall not be consummated, each party will return to the other parties all copies of nonpublic documents and materials which have been furnished in connection therewith. Such documents, materials and information shall not be communicated to any third Person (other than, in the case of Parent or Merger Sub, to their counsel, accountants or Affiliates, and in the case of the Securityholders' Agent, to their counsel or accountants). No other party shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the proposed Merger; *provided, however*, that after the Effective Time, Parent and the Company may use or disclose any confidential information related to the Company or its assets or business. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (a) is or becomes available to such party from a source other than such party or its agents, (b) is or becomes available to the public other than as a result of disclosure by such party or its agents, (c) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed or (d) such party reasonably deems necessary to disclose to obtain any of the consents or approvals contemplated hereby.

11.19 No Public Announcement. Prior to the Effective Time, neither Parent, Merger Sub, Securityholders' Agent nor the Company (nor any of their respective Affiliates) shall, without the approval of each other party, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that the any party shall be so obligated by law, in which case such party shall first advise each other party thereof and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; *provided, however*, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement. Following the Effective Time, neither the Securityholders' Agent nor any of his Affiliates shall make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that such party shall be so obligated by law, in which case such party shall advise Parent thereof and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued.

11.20 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. The parties hereto acknowledge and agree that, effective as of the date of this Agreement, the Non-Disclosure Agreement, dated May 21, 2014, by and between the Company and Parent (together with all acknowledgements and other agreements entered into in connection therewith) is hereby terminated and shall be null and void and of no force or effect.

11.21 Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty of the Company set forth in the corresponding numbered or lettered section or subsection of this Agreement, except to the extent that (a) such information is explicitly cross-referenced in another part of the Disclosure Schedule, or (b) it is readily apparent on the face of the disclosure (without reference to any document referred to therein) that such information qualifies another representation and warranty of the Company in this Agreement. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty of the Company made in this Agreement, unless the applicable part of the Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The mere listing of a document or other item in, or attachment of a copy thereof to, the Disclosure Schedule will not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty pertains directly to the existence of the document or other item itself).

11.22 Construction.

(a) Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Interpretation. As used in this Agreement: (i) the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation"; and (ii) the use of the word "or" shall not be exclusive.

(d) References. Except as otherwise indicated, all references in this Agreement to "Sections," "Parts," "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. References to "Dollars", "dollars" or "$", without more are to the lawful currency of United States of America.

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The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

INTERNET PATENTS CORPORATION,
a Delaware corporation

By: /s/ Hussein A. Enan
Name: Hussein A. Enan
Title: CEO

STRATEGIC CONCEPTS ACQUISITION CORP.,
a Delaware corporation

By: /s/ L. Eric Loewe
Name: L. Eric Loewe
Title: Secretary

PRISM TECHNOLOGIES, LLC,
a Nebraska limited liability company

By: /s/ Gregory J. Duman
Name: Gregory J. Duman
Title: President

SECURITYHOLDERS' AGENT:

/s/ Gregory J. Duman
Name: Gregory J. Duman

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

"401(k) Plans" has the meaning set forth in Section 4.5 of the Agreement.

"Accounting Firm" means any of Deloitte LLP, Ernst & Young LLP, PricewaterhouseCoopers LLP, or other accounting firm with a national practice as shall be agreed upon by Parent and Securityholders' Agent.

"Acquisition Transaction" means any transaction or series of transactions involving:

(a) the sale, license, sublicense or disposition of all or a material portion of the Company's business or assets outside of the ordinary course of business;

(b) the issuance, disposition or acquisition of: (i) any unit, membership interest or other equity security of the Company; or (ii) any security, instrument or obligation that is or may become convertible into or exchangeable for any unit, membership interest or other equity security of the Company; or

(c) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term "control" (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

"Affiliated Group" means an "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has included the Company or any of its Subsidiaries or any or any direct or indirect predecessor of the Company or any of its Subsidiaries, or any other group of corporations filing Tax Returns on a combined, consolidated, unitary or similar basis that, at any time on or before the Closing Date, includes or has included the Company or any of its Subsidiaries or any direct or indirect predecessor of the Company.

"Agreed Amount" has the meaning set forth in Section 10.5(d) of the Agreement.

"Agreement" means the Agreement and Plan of Merger to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

"Articles of Merger" has the meaning set forth in Section 1.3(a) of the Agreement.

"Asset Allocation Statement" means an allocation of the Purchase Price in accordance with Section 6.5.

"Basket Amount" has the meaning set forth in Section 10.3(a) of the Agreement.

"Business" means the business of (i) enforcing Intellectual Property rights against infringers and entering into, and monitoring, settlement arrangements with such infringers; (ii) licensing Intellectual Property rights; (iii) the evaluation and potential acquisition of Patents or Patent portfolios from Third Parties; and (iv) providing other Intellectual Property related services.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by any Legal Requirement to be closed in Nebraska, California or New York City, New York.

"Cash Purchase Price" has the meaning set forth in Section 1.5(b)(vi) of the Agreement.

"Certificate of Formation" has the meaning set forth in Section 1.2 of the Agreement.

"Certificate of Merger" has the meaning set forth in Section 1.3(a) of the Agreement.

"Claim Dispute" has the meaning set forth in Section 10.5(f) of the Agreement.

"Claim Notice" has the meaning set forth in Section 10.5(a) of the Agreement.

"Claimed Amount" has the meaning set forth in Section 10.5(a) of the Agreement.

"Closing" has the meaning set forth in Section 1.3(a) of the Agreement.

"Closing Date" has the meaning set forth in Section 1.3(a) of the Agreement.

"Closing Indebtedness Amount" has the meaning set forth in Section 1.5(b)(i) of the Agreement.

"Code" means the Internal Revenue Code of 1986, as amended, and, unless the context otherwise requires, the applicable United States Treasury regulations promulgated pursuant thereunder. All references to the Code, United States Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

"Company" has the meaning set forth in the introductory paragraph of the Agreement.

"Company Closing Certificate" has the meaning set forth in Section 7.9 of the Agreement.

"Company Contract" means any Contract: (a) to which the Company or any of its Subsidiaries is a party; (b) by which the Company, any of its Subsidiaries or any of their assets, is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

"Company Cure Period" has the meaning set forth in Section 9.1(d) of the Agreement.

"Company Data" means all right, title and interest in and with respect to the data contained in the Company IT Systems or any databases of the Company (including any and all Know-How) and all other information and data compilations used by, or necessary to the Business of, the Company, including all data obtained from or about users of Company's websites.

"Company Employee Plan" means any plan, program, policy, practice, Contract, whether written or unwritten, providing benefits or compensation to any Company Service Provider or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or otherwise has any

potential liability with respect to, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) or any bonus, incentive, deferred compensation, vacation, insurance, supplemental unemployment, retention, stock purchase, stock option or other equity-related award, severance, employment, consulting, change of control or fringe benefit plan, program, policy, practice or Contract.

"Company Financial Statements" has the meaning set forth in Section 2.4(a) of the Agreement.

"Company IP Contract" means any Contract to which Company is or was a party or by which the Company is or was bound, that contains any assignment or license of, or any covenant or agreement to assign or license not to assert or enforce, any Intellectual Property right or that otherwise relates to any Owned Intellectual Property or any Intellectual Property developed by, with or for the Company.

"Company IT Systems" means all information technology and computer systems (including Computer Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the business of the Company.

"Company Option" means each option, outstanding to purchase Units from the Company.

"Company Option Information" means (a) the name of the holder of such Company Option; (b) the total number of Units that are or were subject to such Company Option; (c) the date on which such Company Option was granted and the term of such Company Option; (d) the vesting schedule for such Company Option (including the number of Units subject to such Company Option that are vested and unvested as of the date of this Agreement) and (e) the exercise price per Membership Unit purchasable under such Company Option.

"Company Returns" has the meaning set forth in Section 2.14(a) of the Agreement.

"Company Service Provider" means any current or former employee, independent contractor, consultant, agent, advisor, founder, officer or manager of any of the Company or any of its Affiliates, or any former owner of Intellectual Property owned or purported to be owned by the Company .

"Company Transaction Expenses" means, without duplication, all fees, costs, expenses, payments, expenditures or Liabilities (collectively, "Expenses"), whether incurred or paid prior to the date of the Agreement, during the Pre-Closing Period or at or after the Effective Time, and whether or not invoiced prior to the Effective Time, incurred by or on behalf of the Company or any of its Subsidiaries, or to or for which the Company or any of its Subsidiaries is or becomes subject or liable, in connection with any of the transactions contemplated by the Agreement, including: (a) Expenses described in Section 11.5 of the Agreement; (b) Expenses payable to legal counsel or to any financial advisor, broker, accountant or other Person who performed services for or on behalf of, or provided advice to the Company or any of its Subsidiaries, or who is otherwise entitled to any compensation or payment from the Company or any of its Subsidiaries, in connection with or relating to the Agreement, any of the transactions contemplated by the Agreement, or the process resulting in such transactions; (c) Expenses that arise or are expected to arise, or are triggered or become due or payable, as a direct or indirect result of the consummation (whether alone or in combination with any other event or circumstance) of the transactions contemplated by the Agreement, including any fees and expenses related to the D&O Tail Policy and any bonus, severance, profit sharing or change of control payment or benefit (or similar payment obligation), made or provided, or required to be made or provided, by the Company or any of its

Subsidiaries as a result of or in connection with the Merger or any of the other transactions contemplated by the Agreement; (d) any social security, Medicare, unemployment or other employment, withholding or payroll Tax or similar amount owed by the Company or any of its Subsidiaries with respect to any of the transactions contemplated by the Agreement; (e) Expenses incurred by or on behalf of any member or any Company Service Provider or the Company or any of its Subsidiaries in connection with the transactions contemplated by the Agreement that the Company or any of its Subsidiaries is or will be obligated to pay or reimburse after the Closing; (f) any forgiveness by the Company or any of its Subsidiaries of any Indebtedness; or (g) any Expenses incurred to obtain consents, waivers or approvals under any Company Contract as a result of or in connection with the transactions contemplated by the Agreement; *provided, however,* that Company Transaction Expenses shall not include any amount included in the Closing Indebtedness Amount.

"Computer Software" means all versions of all computer software programs and software systems, in both source code and object code format, including databases, algorithms, compilations, compilers, higher level or "proprietary" languages, data files, application programming interfaces, tool sets, user interfaces, manuals and other specifications and documentation and all Know-How relating thereto.

"Consent" means any approval, consent, ratification, permission, waiver, order or authorization (including any Governmental Authorization).

"Contested Amount" has the meaning set forth in Section 10.5(b) of the Agreement.

"Contract" means any written, oral or other agreement (including "click-through" agreement), contract, license, sublicense, subcontract, settlement agreement, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

"Copyrights" means all domestic and foreign copyrights, copyrightable material, design rights, moral rights and general intangibles of the same nature, rights of attribution or authorship, database rights and mask works, whether registered or unregistered, and pending applications to register the same.

"D&O Tail Policy" has the meaning set forth in Section 4.11 of the Agreement.

"Damages" has the meaning set forth in Section 10.2 (a) of the Agreement.

"Designated Members" means each of the individuals identified on Exhibit E.

"Designated Patent" means each of United States Patent Numbers 6,516,416; 7,290,288; 8,127,345; 8,387,155; 7,203,838; and 7,631,191.

"Determination" has the meaning set forth in Section 6.5(a).

"DGCL" has the meaning set forth in the recitals to the Agreement.

"Disclosure Schedule" means the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company and prepared in accordance with Section 11.21 of the Agreement.

"Dispute Period" has the meaning set forth in Section 10.5(b) of the Agreement.

"Earnout Consideration Certificate" means a certificate, in form and substance reasonably in substantially the same form of, and containing the same information as, the Merger Consideration Certificate, and containing the following additional information (to be set forth on an accompanying spreadsheet): (a) a calculation of the Per Unit Earnout Payment and (b) an update of each of the per holder Earnout Payment calculations set forth in the Merger Consideration Certificate pursuant to Section 1.3(b)(ix)(2)(E), such update to set forth with respect to each holder entitled to receive any portion of any Earnout Payment the aggregate amount of such Earnout Payment to be made to such holder.

"Earnout Event" has the meaning specified in Section 5.3(a) of the Agreement.

"Earnout Payment" has the meaning specified in Section 5.3(a) of the Agreement.

"Effective Time Holder" means each holder of Units of the Company that is entitled to receive consideration pursuant to Section 1.5 of the Agreement.

"Effective Time" has the meaning set forth in Section 1.3(a) of the Agreement.

"Election Notice" has the meaning set forth in Section 4.5 of the Agreement.

"Encumbrance" means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

"End Date" has the meaning set forth in Section 9.1(b) of the Agreement.

"Entity" means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any other Entity that would be considered a single employer with the Company within the meaning of Section 414 of the Code.

"Exchange Act" means shall mean the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

"Expiration Date" has the meaning set forth in Section 10.1(a) of the Agreement.

"FIRPTA Notification" has the meaning set forth in Section 4.7 of the Agreement.

"FIRPTA Statement" has the meaning set forth in Section 4.7 of the Agreement.

"Form S-4" has the meaning set forth in Section 2.6 of the Agreement.

"GAAP" means generally accepted accounting principles in the United States, consistently applied.

"Governmental Authorization" means any: (a) permit, license, approval, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made

available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

"Governmental Body" means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers, (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, local, municipal, foreign or other government; or (d) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

"Grant Date" has the meaning set forth in Section 2.3(b) of the Agreement.

"Indebtedness" means, without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business that are not more than 30 days past due); (c) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP; (d) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Company; (e) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, Indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the transactions contemplated by the Agreement or in connection with any lender Consent; and (i) all obligations of the Company, whether interest bearing or otherwise, owed to any securityholder of the Company and or any Affiliate of any securityholder of the Company.

"Indemnitees" means the following Persons: (a) Parent; (b) Parent's current and future Affiliates (including Merger Sub and, following the Merger, the Surviving Company); (c) the respective Representatives of the Persons referred to in clauses "(a)" and "(b)" above; and (d) the respective successors and assigns of the Persons referred to in clauses "(a)," "(b)" and "(c)" above; *provided, however*, that the Effective Time Holders shall not be deemed to be "Indemnitees."

"Insider Payables" has the meaning set forth in Section 2.4(e) of the Agreement.

"Insider Receivables" has the meaning set forth in Section 2.4(e) of the Agreement.

"Intellectual Property" means all intellectual property and proprietary rights including, without limitation: all Copyrights, Know-How, Patents, Trade Secrets, Trademarks, Computer Software, Company Data, and all claims for Damages by reason of past infringement thereof, with the right to sue for, and collect the same.

"Know-How" means all information, inventions (whether or not patentable), improvements, practices, formula, Trade Secrets, techniques, methods, procedures, knowledge, results, protocols,

processes, models, designs, drawings, specifications, materials and any other information, data or materials related to the Business. Know-How shall not include any Patents, provided however, any of the foregoing otherwise included in the written description of any Patent shall be considered Know-How for the purposes of this definition.

An individual shall be deemed to have "Knowledge" of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) such individual would have known such fact or other matter had such individual made reasonable inquiry of the Persons who would reasonably be expected to have actual knowledge of such fact or other matter. The Company shall be deemed to have "Knowledge" of a particular fact or other matter if any officer or Manager of the Company has Knowledge of such fact or other matter after due inquiry.

"Legal Proceeding" means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

"Legal Requirement" means any federal, state, county, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, license, permit, decision, order, edict, writ, decree, rule, regulation, judgment, ruling, injunction, guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and any rule, regulation or operating or technical standard or guidance issued, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any payment system in which the Company processes transactions.

"Liability" means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

"Licensed Intellectual Property" means all Intellectual Property, other than Owned Intellectual Property, that the Company uses in the Business as currently conducted and planned to be conducted.

"Prism Patent Proceeds" means total cash recoveries from litigation or settlement, royalties, license fees and proceeds from Patent sales actually received by the Company in connection with its Business; *minus* costs, expenses and fees associated with the production of such revenue (including sales commissions, attorney contingency fees, expert fees and deferred purchase amounts paid to third parties); *minus* Company cash operating expenses (excluding amortization and other non-cash expenses) for the applicable measurement period.

"Lock-Up Agreement" means an agreement in the form attached hereto as Exhibit E.

"Managers" means Gregory J. Duman, Richard L. Gregg, Andre J. Bahou and Gerald C. Korth.

"Material Adverse Effect" means any change, event, effect, claim, circumstance or matter (each, an "Effect") that (considered together with all other Effects) is, or would reasonably be expected to be or to become, materially adverse to: (a) the business, condition, assets, capitalization, Intellectual Property, Liabilities, operations, results of operations, financial performance or prospects of the Company or any of its Subsidiaries, taken as a whole; or (b) the ability of the Company to perform any of its material

covenants or obligations under the Agreement or under any other Contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by the Agreement.

"Material Contracts" has the meaning set forth in Section 2.12(a) of the Agreement.

"Member" means any holder of Units.

"Member Documents" means a certification of ownership of Units and other documents that Parent may reasonably request, including without limitation documents related to verification of ownership of Units, tax documentation and payment information (e.g., bank account information and contact details), in connection with payment of the Merger Consideration.

"Merger" has the meaning set forth in the recitals to the Agreement.

"Merger Consideration" means the aggregate consideration that Members are entitled to receive in exchange for all outstanding Units or other equity interests in the Company pursuant to Section 1.5 of the Agreement.

"Merger Consideration Certificate" has the meaning set forth in Section 1.3(b)(ix) of the Agreement.

"Merger Sub" has the meaning set forth in the introductory paragraph of the Agreement.

"Noncompetition Agreement" has the meaning set forth in the recitals and Section 7.10 of the Agreement.

"NULLCA" has the meaning set forth in the recitals to the Agreement.

"Open Lawsuit" means any lawsuit filed by the Company on or prior to the Closing Date.

"Order" means any order, writ, injunction, judgment, decree, ruling or award of any arbitrator or any court or other Governmental Body.

"Organizational Documents" has the meaning set forth in Section 2.2 of the Agreement.

"Outstanding Unit" means each Unit issued and outstanding immediately prior to the Effective Time.

"Owned Intellectual Property" has the meaning specified in Section 2.11(b)(i).

"Parent" has the meaning set forth in the introductory paragraph of the Agreement.

"Parent Adverse Recommendation Change" has the meaning set forth in Section 11.2(b) of the Agreement.

"Parent Board" has the meaning set forth in Section 11.2(b) of the Agreement.

"Parent Cure Period" has the meaning set forth in Section 9.1(e) of the Agreement.

"Parent Stockholder Approval" has the meaning set forth in Section 3.2 of the Agreement.

"Parent Stockholder Meeting" has the meaning set forth in Section 3.2 of the Agreement.

"Patents" means all domestic and foreign patents (including utility, utility model, plant and design patents), patent applications (whether published or unpublished and including additions, provisional, national, regional and international applications, as well as reissues, original, continuation, continuation-in-part, divisionals, continued prosecution, and re-examination applications), patent or invention disclosures, registrations, applications for registrations and any term extension or other governmental action or grant of rights or rights which provides rights beyond the original expiration date of any of the foregoing, including patent term extensions and supplementary protection certificates and the like, and any renewals, substitutions, confirmation patents, registration patents, invention certificates, patents of addition and the like.

"Permitted Earnout Distribution" means a distribution of Prism Patent Proceeds to Effective Time Holders between the date hereof and Closing, such distribution not to exceed the amount of the Sharing Cap.

"Per Unit Cash Amount" has the meaning set forth in Section 1.5(b)(ii) of the Agreement.

"Per Unit Earnout Payment" has the meaning set forth in Section 1.5(b)(ii) of the Agreement.

"Per Unit Share Amount" has the meaning set forth in Section 1.5(b)(ii) of the Agreement.

"Person" means any individual, Entity or Governmental Body.

"Personal Data" means a natural person's name, street address, telephone number, email address, photograph, social security number, driver's license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

"Pre-Closing Period" has the meaning set forth in Section 4.1 of the Agreement.

"Pro Rata Share" has the meaning set forth in Section 1.5(b)(v) of the Agreement.

"Properties" means the leasehold properties held or occupied by the Company.

"Proxy Statement/ Information Statement" means the proxy statement/prospectus/information statement in preliminary and definitive form to be sent to Parent's stockholders in connection with Parent Stockholder Meeting and to the members of the Company in connection with the adoption and approval of this Agreement and approval of the other transactions contemplated by this Agreement and the Merger by signing written consents.

"Related Party" means: (a) each member who beneficially holds more than 2% of the Company Units; (b) each individual who is, or who has at any time since inception been, an officer or manager of the Company; (c) each member of the immediate family of each of the individuals referred to in clauses "(a)," and "(b)" above; and (d) any trust or other Entity (other than the Company) in which any one (1) of the Persons referred to in clauses "(a)," "(b)" and "(c)" above holds (or in which more than one (1) of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

"Release" means the release to be executed by each of the Persons set forth on Schedule 1.3(b)(iv), substantially in the form of Exhibit D to the Agreement.

"Required Member Approval" means the vote required by members of the Company to approve this Agreement and the Merger and constituting the approval of members holding at least 67% of Units of the Company.

"Representatives" means officers, managers, employees, agents, attorneys, accountants, advisors and representatives.

"Response Notice" has the meaning set forth in Section 10.5(b) of the Agreement.

"SEC" means the United States Securities and Exchange Commission.

"Section 280G" means Section 280G of the Code and the United States Treasury Regulations and related guidance promulgated thereunder.

"Securities Act" shall mean the Securities Act of 1933 and the rules and regulations promulgated thereunder.

"Securityholders' Agent" has the meaning set forth in Section 11.1(a) of the Agreement.

"Share Consideration" means three and a half (3.5) million shares of Parent's common stock.

"Specified Representations" means (a) the representations and warranties set forth in Sections 2.1 (Organizational Matters), 2.3 (Capital Structure), 2.11 (b)-(c)(Intellectual Property), 2.14 (Tax Matters) and 2.19 (Authority; Binding Nature of Agreement) of the Agreement; and (b) the representations, warranties, certifications and other statements and information set forth in the Merger Consideration Certificate, including in any update to such Merger Consideration Certificate made by the Securityholders' Agent pursuant to Section 5.3(a) (Earnout Event).

"Stipulated Amount" has the meaning set forth in Section 10.5(e) of the Agreement.

"Straddle Period" means any taxable year or period beginning on or before and ending after the Closing Date.

"Straddle Period Tax Returns" has the meaning set forth in Section 6.2(a).

An Entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

"Support Agreement" has the meaning set forth in the recitals to the Agreement.

"Surviving Company" has the meaning set forth in Section 1.1 of the Agreement.

"Tax" (and, with correlative meaning, "Taxes") includes (i) any federal, state, local, foreign, supra-governmental or supranational net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Body and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or

arrangement (including any Tax allocation or sharing agreement), as a result of being a transferee or successor, or otherwise.

"Tax Damages" includes any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature.

"Tax Return" means any return (including any information return, claim for refund or amended return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax (including any attached schedule) or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax.

"Third Party" means a Person who is independent from, and not an Affiliate of, Parent or Company or any of their respective Affiliates.

"Trade Secrets" means trade secrets under the Uniform Trade Secrets Act ("UTSA") or other applicable law, and includes, however documented, concepts, ideas, designs, Know-How, methods, data, processes, formulae, compositions, improvements, inventions, discoveries, product specifications, Computer Software, and all other materials or information having economic value under the UTSA or other applicable law to the extent preserved in confidence.

"Trademarks" means all domestic and foreign trademark and service mark applications, registered trademarks and services marks, unregistered trademarks and services marks, including common law trademarks and service marks, slogans, logos, rights to trade dress and trade names, trade or service names, brand names, Internet domain names and general intangibles of like nature, in each case with any and all associated goodwill therewith.

"Unaudited Interim Balance Sheet" has the meaning set forth in Section 2.4(a) of the Agreement.

"Units" means the units that represent a Member's ownership interest in the Company representing such Member's share of the profits and losses of the Company and a Member's right to receive distributions of the Company's assets in accordance with the Organizational Documents.

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EXHIBIT B

SUPPORT AGREEMENTS

EXHIBIT C

NONCOMPETITION AGREEMENTS

EXHIBIT D

RELEASE

EXHIBIT E

LOCK-UP AGREEMENT

EXHIBIT F

FORM OF EMPLOYMENT AGREEMENT